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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dova Pharmaceuticals, Inc.
(Name of Subject Company)

Dova Pharmaceuticals, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25985T 10 2
(CUSIP Number of Class of Securities)

Dr. David Zaccardelli
President and Chief Executive Officer
Dova Pharmaceuticals, Inc.
240 Leigh Farm Road, Suite 245
Durham, North Carolina 27707
(919) 748-5975
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jamie Leigh, Esq.
Darren DeStefano, Esq.
Cooley LLP
101 California Street, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is Dova Pharmaceuticals, Inc., a Delaware corporation ("Dova" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we" and "our" to refer to Dova. The address of Dova's principal executive office is 240 Leigh Farm Road, Suite 245, Durham, NC 27707. The telephone number of Dova's principal executive office is (919) 748-5975.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Dova's common stock, par value $0.001 per share (each such share, a "Share," and collectively, the "Shares"). As of October 7, 2019, there were (i) 28,841,998 Shares issued and outstanding, (ii) 4,761,584 Shares subject to issuance pursuant to outstanding stock options, and (iii) 40,132 Shares issuable upon settlement of outstanding restricted stock units.

Item 2.    Identity and Background of Filing Person.

Name and Address

        Dova, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Dova are set forth in "Item 1. Subject Company Information—Name and Address" above.

Tender Offer

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Dragonfly Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company ("Sobi"), to purchase all of the issued and outstanding Shares at an offer price of (i) $27.50 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (the "Cash Amount"), plus (ii) one non-transferable contingent value right per Share (each, a "CVR," and, together with the Cash Amount or any higher amount per Share paid pursuant to the Offer, the "Offer Price"), which will represent the right to receive $1.50, without interest and subject to any withholding taxes, upon the achievement of a specified milestone (the "Milestone Payment"), pursuant to the terms of the Contingent Value Rights Agreement in the form attached as Annex II to the Merger Agreement (the "CVR Agreement"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2019 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal").

        The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by Sobi and Purchaser and their affiliates, if any) represents at least one Share more than 50% of the then outstanding Shares (the "Minimum Condition"). The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and Sobi with the Securities and Exchange Commission (the "SEC") on October 11, 2019. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2019 (as it may be amended from time to time, the "Merger Agreement"), by and among Sobi, Purchaser and Dova. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption "The Merger Agreement" and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

        Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into Dova, with Dova surviving as a wholly owned indirect subsidiary of Sobi (the "Merger"). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the "DGCL"), which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Purchaser of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement Dova and Sobi must consummate the Merger as soon as practicable following the consummation of the Offer. At the effective time of the Merger (the "Effective Time"), each Share, other than Shares held by stockholders who validly exercise appraisal rights under Section 262 of the DGCL or by (i) Dova or any of its subsidiaries or (ii) Sobi or any of its direct or indirect wholly owned subsidiaries, will be cancelled and converted into the right to receive the Offer Price.

        Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on October 11, 2019. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on November 8, 2019. Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 "Conditions to the Offer" in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) shall occur on November 12, 2019, unless Sobi extends the Offer pursuant to the terms of the Merger Agreement.

        The foregoing summary of the Offer, the Merger, the Merger Agreement (including the form of the CVR Agreement), the Support Agreements (as defined below) and the transactions contemplated by such agreements (collectively, the "Transactions") is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement (including the form of the CVR Agreement) and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Dova's stockholders. Dova is not asking for a proxy and you are requested not to send Dova a proxy. Any solicitation of proxies that Sobi or Dova might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

        As set forth in the Schedule TO, Sobi's principal executive offices are located at Tomtebodavägen 23A, SE-112 76, Stockholm, Sweden. The telephone number of Sobi is +46 8 697 20 00.

        Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC's website at www.sec.gov, or on the investor relations section of Dova's website at www.investors.dova.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Dova, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Dova or its affiliates, on the one hand, and (i) any of Dova's executive officers, directors or affiliates, or (ii) Sobi, the Purchaser or their respective executive officers, directors or affiliates, on the other hand.

        For purposes of all of the Dova agreements and plans described below, the consummation of the Offer will constitute a "change in control."

        The Dova board of directors (the "Dova Board") was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4. The Solicitation or Recommendation—Dova's Reasons for the Offer and the Merger."

Arrangements between Dova and Sobi

Merger Agreement

        The summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase under the caption "The Merger Agreement" is incorporated herein by reference. We encourage all of Dova's stockholders to read the Merger Agreement carefully and in its entirety because it contains important information. The legal rights and obligations of Dova, Sobi and Purchaser are governed by the specific language of the Merger Agreement and not by the summary contained in Section 11 of the Offer to Purchase under the caption "The Merger Agreement." The Merger Agreement contains representations and warranties made by Dova to Sobi and Purchaser and representations and warranties made by Sobi and Purchaser to Dova. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Dova, Sobi or Purchaser in Dova's public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by a confidential disclosure letter made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. Dova's stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the "Offer Acceptance Time") or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Dova, Sobi or Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dova's or Sobi's public disclosure.

        The summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

CVR Agreement

        Pursuant to the Merger Agreement, at or prior to the Offer Acceptance Time, Sobi and a rights agent will enter into the CVR Agreement governing the terms of the CVRs to be issued as part of the Offer

Price. The summary of the material provisions of the CVR Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the material terms of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Annex II to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

        Concurrently with the execution and delivery of the Merger Agreement, Sobi and Purchaser entered into (i) a Tender and Support Agreement (the "Manning Support Agreement"), dated as of September 30, 2019 with Paul B. Manning, BKB Growth Investments, LLC and Paul B. Manning and Diane L. Manning, as joint tenants, with right of survivorship (collectively, the "Manning Stockholders") and (ii) a Tender and Support Agreement (the "Stalfort Support Agreement", and, together with the Manning Support Agreement, the "Support Agreements"), dated as of September 30, 2019 with Sean Stalfort (each of Sean Stalfort and the Manning Stockholders, a "Supporting Stockholder" and, collectively, the "Supporting Stockholders"), pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its Shares into the Offer and, if necessary and subject to the terms of the Support Agreement, vote his, her or its Shares (i) in favor of any matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by Dova's stockholders, (ii) against any alternative acquisition proposal, (iii) against the adoption of any definitive agreement in respect of an alternative acquisition proposal and (iv) against any other action that would in any manner (a) change the voting rights of any class of capital stock of Dova or (b) otherwise reasonably be expected to prevent, materially interfere with or materially impede the Offer or the Merger.

        The Supporting Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions), and over a majority of Dova's outstanding Shares are covered by the Support Agreements. However, in the event the board of directors of Dova makes an adverse change recommendation in compliance with the terms of the Merger Agreement, the number of Shares that would continue to be covered by the Support Agreements would be decreased to 30% of the outstanding Shares.

        As of October 7, 2019, approximately 53% of the outstanding Shares are subject to the Support Agreements.

        The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each Support Agreement, filed as Exhibit (e)(4) and Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreements

        On January 15, 2018, Dova entered into a mutual commercial confidentiality agreement with Sobi to facilitate discussions regarding a potential license of assets (the "Mutual NDA"). The terms of the Mutual NDA were superseded by the terms of the Confidentiality Agreement described below.

        On August 19, 2019, Dova and Sobi entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which, among other things, Sobi agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to it or its representatives by Dova for a period of two years. Sobi also agreed to abide by a twelve-month standstill provision, which included certain "fallaway" provisions permitting, among other matters, (i) Sobi to confidentially make proposals to the Chief Executive Officer of Dova, the Chairman of the Dova Board or the Dova Board during the standstill period, and (ii) the release of such standstill provisions upon the entry by Dova into a definitive agreement in respect of a strategic combination. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between Sobi, the Purchaser and the Current Executive Officers, Directors and Affiliates of Dova

        Dova's directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of Dova's stockholders generally. These interests may include, among others, agreements that certain officers have entered into with Dova that provide for the acceleration of stock options and restricted stock units upon a change of control of Dova in the event the officer experiences a qualifying termination of employment within a specified period following a change of control of Dova, payments of severance benefits under Dova's change in control severance agreements with executive officers, and certain indemnification obligations. These interests may create potential conflicts of interest. The Dova Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Dova's Reasons for the Offer and the Merger."

Effect of the Offer and the Merger on Dova Common Stock and Equity Awards

Consideration for Dova Common Stock in the Merger

        If the Company's executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company.

        The following table sets forth the number of Shares beneficially owned as of October 7, 2019 by each of our executive officers and directors, excluding Shares issuable upon exercise of stock options and vesting of restricted stock units, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares	Implied CVRs for Shares
Lee F. Allen	7,638	$210,045.00	$11,457.00
Mark W. Hahn	6,813	$187,357.50	$10,219.50
Jason Hoitt	3,793	$104,307.50	$5,689.50
Kevin Laliberte	2,777	$76,367.50	$4,165.50
David Zaccardelli	56,054	$1,541,485.00	$84,081.00
Steven M. Goldman	147,398	$4,053,445.00	$221,097.00
Roger A. Jeffs	65,268	$1,794,870.00	$97,902.00
Paul B. Manning	14,762,242	$405,961,655.00	$22,143,363.00
Alfred J. Novak	5,176	$142,340.00	$7,764.00
Sean Stalfort	635,665	$17,480,787.50	$953,497.50
Nancy J. Wysenski	4,706	$129,415.00	$7,059.00
All of our current executive officers and directors as a group (11 persons)	15,697,530	$431,682,075.00	$23,546,295.00

(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying Dova stock options (whether or not currently exercisable) and Dova restricted stock units held by each individual are excluded.

Consideration for Dova Options in the Merger—Generally

        Stock options to purchase Shares (each, a "Dova option") may not be tendered in the Offer. Each Dova option that is outstanding as of immediately prior to the Offer Acceptance Time will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. At the Effective Time, each Dova option that has a per Share exercise price that is less than the Cash Amount (each, an "in the money option") will be cancelled and converted into the right to receive (i) an amount in cash equal to the product of (A) the total number of Shares subject to such Dova option immediately prior to the Effective Time, multiplied by (B) the excess of (x) the Cash Amount over (y) the exercise price payable per Share under such Dova option and (ii) one (1) CVR for each Share subject to such in the money option immediately prior to the Effective Time, subject to any applicable withholding or other taxes required by applicable law.

        At the Effective Time, each Dova option that has a per Share exercise price that is equal to or greater than the Cash Amount (each, an "out of the money option") and is outstanding and unexercised immediately prior to the Effective Time will be cancelled and converted into the right to receive a contingent cash payment from Sobi on the Milestone Payment Date (as defined in the CVR Agreement), if any, with respect to each Share subject to such out of the money option immediately prior to the Effective Time equal to the amount by which $29.00 exceeds the exercise price payable per Share under such out of the money option, if, and only if, the Milestone Payment becomes payable under the CVR Agreement and subject to any applicable withholding or other taxes required by applicable law. In the event the Milestone Payment does not become payable under the CVR Agreement, no payment will be made in respect of any out of the money option following the Effective Time.

        Any Dova option with an exercise price payable per Share equal to or greater than $29.00 will be cancelled at the Effective Time without any consideration payable (whether in the form of cash or a CVR or otherwise) therefor whether before or after the Effective Time.

Consideration for Dova Restricted Stock Units in the Merger—Generally

        Restricted stock units with respect to Shares (each, a "Dova RSU award") may not be tendered in the Offer. At the Effective Time, each Dova RSU award that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive (i) an amount in cash equal to the product of (A) the total number of Shares subject to such Dova RSU award immediately prior to the Effective Time, whether vested or unvested, multiplied by (B) the Cash Amount and (ii) one (1) CVR for each Share subject to such Dova RSU award immediately prior to the Effective Time, subject to any applicable withholding or other taxes required by applicable law.

Treatment of Executive Officer and Director Equity Awards in the Merger

        As described above in the section titled "—Consideration for Dova Options in the Merger—Generally," the Merger Agreement provides that all outstanding Dova options will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. At the Effective Time, all Dova options held by Dova's executive officers and non-employee directors will be treated as described above in the section titled "—Consideration for Dova Options in the Merger—Generally". In addition, all Dova RSU awards (whether vested or unvested) held by Dova's executive officers and non-employee directors will be treated as described above in the section titled "—Consideration for Dova Restricted Stock Units in the Merger—Generally".

        Our executive officers and non-employee directors are eligible to receive "single trigger" and/or "double-trigger" vesting acceleration benefits with respect to their outstanding Dova options and/or Dova RSU awards pursuant to existing plans and agreements governing their Dova options and Dova

RSU awards. However, under the Merger Agreement, the vesting of all outstanding, unvested Dova options will be fully accelerated and all outstanding Dova options and Dova RSU awards (whether vested or unvested) will be cancelled, in each case, for the right to receive the consideration described above in the sections titled "—Consideration for Dova Options in the Merger—Generally" and "—Consideration for Dova Restricted Stock Units in the Merger—Generally."

Table of Estimated Consideration for Executive Officer and Director Equity Award

        The table below sets forth (i) information about outstanding Dova options and Dova RSU awards held by our executive officers and directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such Dova options and Dova RSU awards, in each case as of October 7, 2019. The estimated cash values of the Dova options and Dova RSU awards in the table below assume solely for purposes of such table that the applicable contingent cash payments in respect of the CVRs and out of the money options will become payable on October 7, 2019.

Name	Number of Shares Underlying Dova Options (#)(1)	Number of Shares Underlying Vested Dova Options (#)(2)	Number of Shares Underlying Unvested Dova Options (#)(3)	Dova Option Exercise Price($)	Closing Amount Payable for In the Money Options ($)(4)	CVR Amount Payable for In the Money Options ($)(5)	Contingent Amount Payable for Out of the Money Options ($)(6)	Number of Shares Underlying Dova RSU Awards (#)(7)	Closing Amount Payable for Dova RSU Awards ($)(8)	CVR Amount Payable for Dova RSU Awards ($)(5)	Total Value ($)(9)
Lee F. Allen	251,466	151,927	99,539	3.73	5,977,347	377,199	—	—	—	—	6,354,546
	10,000	—	10,000	16.08	114,200	15,000	—	—	—	—	129,200
	—	—	—	—	—	—	—	2,267	62,343	3,401	65,744
Mark W. Hahn	175,000	72,917	102,083	31.86	—	—	—	—	—	—	—
	50,000	—	50,000	20.42	354,000	75,000	—	—	—	—	429,000
	250,000	—	250,000	8.82	4,670,000	375,000	—	—	—	—	5,045,000
	—	—	—	—	—	—	—	2,211	60,803	3,317	64,120
Jason Hoitt	250,000	—	250,000	6.07	5,357,500	375,000	—	—	—	—	5,732,500
	—	—	—	—	—	—	—	6,177	169,868	9,266	179,134
Kevin Laliberte	140,250	84,563	55,687	3.73	3,333,743	210,375	—	—	—	—	3,544,118
	50,000	18,750	31,250	29.33	—	—	—	—	—	—	—
	50,000	—	50,000	8.82	934,000	75,000	—	—	—	—	1,009,000
	10,000	—	10,000	16.08	114,200	15,000	—	—	—	—	129,200
	—	—	—	—	—	—	—	1,984	54,560	2,976	57,536
David Zaccardelli	1,000,000	—	1,000,000	6.07	21,430,000	1,500,000	—	—	—	—	22,930,000
	—	—	—	—	—	—	—	20,593	566,308	30,890	597,198
Steven M. Goldman	10,083	2,750	7,333	7.32	203,475	15,125	—	—	—	—	218,600
	10,000	10,000	—	30.11	—	—	—	—	—	—	—
	10,000	4,167	5,833	9.36	181,400	15,000	—	—	—	—	196,400
	—	—	—	—	—	—	—	1,882	51,755	2,823	54,578
Roger A. Jeffs	33,000	25,667	7,333	7.32	665,940	49,500	—	—	—	—	715,440
	10,000	10,000	—	30.11	—	—	—	—	—	—	—
	10,000	4,167	5,833	9.36	181,400	15,000	—	—	—	—	196,400
	—	—	—	—	—	—	—	1,725	47,438	2,588	50,026
Paul B. Manning	—	—	—	—	—	—	—	—	—	—	—
Alfred J. Novak	33,000	25,667	7,333	7.32	665,940	49,500	—	—	—	—	715,440
	10,000	10,000	—	30.11	—	—	—	—	—	—	—
	10,000	4,167	5,833	9.36	181,400	15,000	—	—	—	—	196,400
	—	—	—	—	—	—	—	1,725	47,438	2,588	50,026
Sean Stalfort	—	—	—	—	—	—	—	—	—	—	—
Nancy J. Wysenski	30,000	12,500	17,500	33.47	—	—	—	—	—	—	—
	10,000	4,167	5,833	9.36	181,400	15,000	—	—	—	—	196,400
	—	—	—	—	—	—	—	1,568	43,120	2,352	45,472

(1)
Represents the total number of Shares subject to the applicable Dova option as of October 7, 2019.

(2)
Represents the total number of Shares subject to the vested portion of the applicable Dova option as of October 7, 2019.

(3)
Represents the total number of Shares subject to the unvested portion of the applicable Dova option as of October 7, 2019.

(4)
Equals (i) the total number of Shares subject to the outstanding in the money option as of October 7, 2019, multiplied by (ii) the excess of the Cash Amount (or $27.50) over the per Share exercise price of the in the money option.

(5)
Equals the total number of Shares subject to the outstanding in the money option or Dova RSU award, as applicable, as of October 7, 2019, multiplied by the value of a CVR (or $1.50).

(6)
For each out of the money option that has a per Share exercise price equal to or greater than the Cash Amount but less than $29.00, equals (i) the total number of Shares subject to such out of the money option multiplied by (ii) the excess of $29.00 over the per Share exercise price of such out of the money option. For each out of the money option that has a per Share exercise price equal to or greater than $29.00, equals $0.

(7)
Represents the total number of Shares underlying the applicable Dova RSU award as of October 7, 2019.

(8)
Equals (i) the total number of Shares underlying the Dova RSU award as of October 7, 2019, multiplied by (ii) the Cash Amount.

(9)
Equals the sum of the amounts shown in the "Closing Amount Payable for In the Money Options," the "CVR Amount Payable for In the Money Options," the "Contingent Amount Payable for Out of the Money Options," the "Closing Amount Payable for Dova RSU Awards," and the "CVR Amount Payable for Dova RSU Awards" columns, as applicable.

Employment Agreements with Executive Officers

        We have entered into employment agreements with each of our executive officers that provide for severance benefits, as described below. The severance benefits that each executive officer is eligible to receive under his employment agreement are subject to the executive officer timely signing and not revoking a general release of claims in our favor and satisfying certain other conditions set forth in his employment agreement.

        Dr. Allen.    Pursuant to his employment agreement with us, if Dr. Allen is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 12 months of continued base salary and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 12 months.

        Mr. Hahn.    Pursuant to his employment agreement with us, if on or before February 19, 2020, Mr. Hahn is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 6 months of continued base salary and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 6 months. If after February 19, 2020, Mr. Hahn is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 12 months of continued base salary and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 12 months.

        Mr. Hoitt.    Pursuant to his employment agreement with us, if after December 17, 2019 but on or before December 17, 2020, Mr. Hoitt is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 6 months of continued base salary and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 6 months. If after December 17, 2020, Mr. Hoitt is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 12 months of continued base salary and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 12 months.

        Dr. Laliberte.    Pursuant to his employment agreement with us, if Dr. Laliberte is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 12 months of continued base salary and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 12 months.

        Dr. Zaccardelli.    Pursuant to his employment agreement with us, if after December 17, 2019 but on or before December 17, 2020, Dr. Zaccardelli is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 6 months of continued "base compensation" (as such term is defined in his employment agreement) and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 6 months. If after December 17, 2020, Dr. Zaccardelli is terminated by us without cause or he resigns for good reason, he is eligible to receive (i) 12 months of continued base compensation and (ii) payment of premiums for continued health coverage for himself and his eligible dependents for up to 12 months.

        The definitions of "cause" and "good reason" referenced above are defined in the individual employment agreements with each of the executive officers.

        The employment agreements with each of our executive officers also provide for "single-trigger" vesting acceleration benefits with respect to one or more of the applicable executive officer's outstanding Dova options and/or Dova RSU Awards. However, under the Merger Agreement, the vesting of all outstanding, unvested Dova options will be fully accelerated and all outstanding Dova options and Dova RSU awards (whether vested or unvested) will be cancelled, in each case, for the right to receive the consideration described above in the sections titled "—Consideration for Dova Options in the Merger—Generally" and "—Consideration for Dova Restricted Stock Units in the Merger—Generally."

Change in Control Severance Benefit Plan

        We previously adopted our Officer Change in Control Severance Benefit Plan (the "CIC Severance Plan"). Pursuant to the CIC Severance Plan, if an executive officer is terminated by us without "cause" or the executive officer resigns for "good reason" (each term, as defined in the CIC Severance Plan) within one month prior to or within 12 months following a "change in control" (as defined in Dova's Amended and Restated 2017 Equity Incentive Plan), such as the Transactions, subject to the executive officer's timely execution and non-revocation of a general release of claims in our favor and certain other conditions, the executive officer will receive the following benefits:

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  continuing payments of the executive officer's annual base salary for 12 months (or 18 months in the case of Dr. Zaccardelli);

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  a lump-sum cash payment equal to 100% (or 150% in the case of Dr. Zaccardelli) of the executive officer's target bonus;

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  payment of premiums for continued health coverage for 12 months (or 18 months in the case of Dr. Zaccardelli); and

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  100% acceleration of vesting and exercisability of all unvested equity awards held by such executive officer, and in the case of an equity award with performance-based vesting, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels or, if greater, based on actual performance as of such termination of employment.

        However, to the extent that benefits are payable to an executive officer pursuant to the terms of both his executive employment agreement and the CIC Severance Plan, the benefits under the CIC Severance Plan will be reduced accordingly.

        The CIC Severance Plan also provides that if the excise tax imposed pursuant to Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, would be applicable to the payments and benefits to be received by an executive officer, then such executive officer will be subject to the "best net" approach, under which he will receive either the full amount of such payments and benefits or the greatest amount of such payments and benefits that will not result in the application of such excise tax, whichever would result in the greatest after-tax amount.

Employee Matters Following Closing

        Sobi has agreed that from and after the Effective Time, Sobi will or will cause the surviving corporation of the Merger (the "Surviving Corporation") to assume and honor all individual severance and employment agreements for each Dova employee employed by Dova as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any of its affiliates) during the one-year period following the Effective Time (each, a "continuing employee"). For a period of one year following the Effective Time, Sobi has agreed to provide, or cause to be provided, to each continuing employee during such one-year period base salary and short-term cash incentive compensation opportunities (including bonuses and commission opportunities), each of which is no less favorable than the base salary and short-term cash incentive compensation opportunities provided to such continuing employee immediately prior to the Effective Time, and other employee benefits (including severance benefits) that are substantially similar in the aggregate to the employee benefits (including severance benefits) provided to such continuing employee immediately prior to the Effective Time.

        Sobi also has agreed under the Merger Agreement to give each continuing employee service credit for all employee benefit purposes, except to the extent that the foregoing would result in the duplication of benefits or apply to any defined benefit pension plan or post-retirement medical plan. In addition, to the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Sobi or the Surviving Corporation in which any continuing employee is eligible to participate after the Effective Time, Sobi will (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the continuing employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such continuing employees participated prior to the Effective Time and (ii) use reasonable best efforts to ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit continuing employees for service and amounts paid prior to the Effective Time with Dova to the same extent that such service and amounts paid were recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Dova.

Rule 14d-10(d) Matters

        Prior to the Offer Acceptance Time, the compensation committee of the Dova Board (the "Dova Compensation Committee") will take all such steps as may be required to approve, as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Dova or any of its affiliates and any of the current or future officers, directors, employees or other service providers of Dova or any of its subsidiaries that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid or payable to such officer, director, employee or other service provider. In addition, the Dova Compensation Committee will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act.

Indemnification and Insurance

        Dova's amended and restated certificate of incorporation and amended and restated bylaws provide that Dova will indemnify the directors and officers of Dova to the fullest extent permitted by the DGCL. In addition, Dova has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Dova to indemnify each director and each executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Dova, arising out of the person's services as a director or executive officer. The form of the indemnification agreement is filed as Exhibit (e)(18) to this Schedule 14D-9 and is herein incorporated by reference.

        Under the Merger Agreement, for six years after the effective time, the Surviving Corporation must indemnify and hold harmless, to the fullest extent permitted under applicable law, each current and former director and executive officer of Dova and its subsidiaries against any losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred in connection with any pending or threatened claims bases on or arising out of, the fact of such person serving as an officer or director Dova or any of its subsidiaries.

        From and after the Effective Time, the Surviving Corporation is required to maintain, and Sobi shall cause the Surviving Corporation to maintain, in effect, the current policy of directors' and officers' liability insurance for a period of six years after the Effective Time or, at or prior to the Effective Time, Sobi or Dova may (through a nationally recognized insurance broker) purchase a six-year "tail" policy, in each case to cover their acts and omissions occurring prior to the Effective Time; however, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by Dova for its directors' and officers' liability insurance prior to the date of the Merger Agreement, and if the cost of such "tail" insurance policy would otherwise exceed such amount, Dova may purchase as much coverage as reasonably practicable for such amount.

Services Agreements with PBM Capital Group, LLC

        Dova has entered into a services agreement (the "Dova services agreement") with PBM Capital Group, LLC, an affiliate of PBM Capital Investments, LLC, an entity controlled by Paul B. Manning, one of Dova's directors, to engage PBM Capital Group, LLC for certain scientific and technical, accounting, operations and back office support services. Pursuant to the Dova services agreement, Dova pays PBM Capital Group, LLC a flat monthly fee of $17,400 per month, effective April 1, 2018. Sobi intends to terminate the Dova services agreement following the closing of the Merger. The Dova services agreement, as amended, is filed as Exhibits (e)(19) and (e)(20) to this Schedule 14D-9 and is herein incorporated by reference.

Section 16 Matters

        Pursuant to the Merger Agreement, prior to or as of the Offer Acceptance Time, Dova and the Dova Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Dova options and Dova RSU awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Dova Board

        At a meeting held on September 29, 2019, after careful consideration, the Dova Board, among other things, unanimously:

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  determined that the Merger Agreement and the Transactions, including the Offer and the Merger are advisable and fair to, and in the best interest of, Dova and its stockholders;

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  authorized and approved the execution, delivery and performance by Dova of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement; and

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  resolved to recommend that Dova's stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below under "—Dova's Reasons for the Offer and the Merger," the Dova Board unanimously recommends that Dova's stockholders tender their Shares to Purchaser pursuant to the Offer.

        A press release, dated September 30, 2019, issued by Dova announcing the Offer, the Merger and the Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

        The Dova Board and Dova management team regularly consider the long-term strategy of Dova and strategic opportunities to enhance stockholder value, including investments in potential new growth opportunities, acquisitions, licensing arrangements, joint ventures, collaborations and other strategic transactions. In this regard, Dova regularly meets with other biopharmaceutical companies to discuss potential strategic opportunities, including Sobi, who entered into a mutual commercial confidentiality agreement with Dova on January 15, 2018 to facilitate discussions regarding a potential licensing arrangement for Doptelet® (avatrombopag) ("Doptelet") in Europe. In connection with evaluating these possible strategic and other opportunities, from time to time, Dova has retained or had discussions with Jefferies LLC ("Jefferies") and Evercore Group L.L.C. ("Evercore"), which firms historically have acted as outside financial advisors and/or provided capital markets services to Dova.

        On November 7, 2018, the Dova Board held a regularly scheduled meeting with senior management in attendance. Among other matters, the Dova Board discussed commercialization of Doptelet in the United States. The Dova Board also discussed the efforts of Dova's management team with respect to licensing Doptelet outside of the United States ("Ex-US Licenses") to potential strategic partners and reached the consensus that Dova's management team should continue discussions.

        In December 2018, after Dr. David Zaccardelli was appointed as Dova's President and Chief Executive Officer, Dr. Zaccardelli and Mr. Mark Hahn, Dova's Chief Financial Officer, at the direction of the Dova Board, continued Dova's outreach to third parties with respect to Ex-US Licenses and entered into customary, commercial non-disclosure agreements with potential counterparties (including potential strategic partners) in order to facilitate discussions.

        In early January 2019, Dr. Lee Allen, Dova's Chief Medical Officer, and Mr. Hahn, met in person with representatives of Party A to discuss a potential licensing arrangement for the commercialization of Doptelet in Europe. During the course of these discussions, Party A indicated that it may be interested in a global strategic partnership with Dova. No economic terms were proposed with respect to a licensing arrangement or other strategic partnership. Promptly following these discussions, Dr. Zaccardelli reported Party A's potential interest in a global strategic partnership to members of the Dova Board.

        On January 31, 2019, Dr. Kevin Laliberte, Dova's Senior Vice President, Product Development, and Mr. Hahn had a conversation with representatives of Sobi regarding Sobi's potential interest in a European license of Doptelet.

        On February 5, 2019, the Dova Board held a regularly scheduled meeting with senior management in attendance. At this meeting, Dr. Zaccardelli and Mr. Hahn provided an update on discussions with Party A. Mr. Hahn also provided the Dova Board with an overview of other potential licensing arrangements being actively considered, including a European license of Doptelet with Sobi. The Dova Board directed Dova's management team to continue to pursue discussions with potential strategic partners regarding Ex-US Licenses.

        Between the February 5, 2019 meeting of the Dova Board and the next regularly scheduled meeting on May 2, 2019, Dr. Zaccardelli and Mr. Hahn continued to have high-level discussions with potential strategic partners regarding potential Ex-US Licenses. Although some of these parties had expressed interest in learning more about the Doptelet program, none of these potential strategic partners indicated interest in a strategic combination with Dova.

        Later in February 2019, following Party A's preliminary discussions with Dova, representatives of Party A informed Mr. Hahn that Party A was no longer interested in exploring either a licensing arrangement or a global strategic partnership with Dova because of a recent change in its own internal strategic priorities.

        On May 2, 2019, the Dova Board held a regularly scheduled meeting with senior management in attendance. The Dova Board also invited Dova's outside legal and financial advisors to attend the meeting in connection with the Dova Board's consideration of certain strategic matters. At this meeting, as requested by the Dova Board, in connection with market conditions and pending U.S. Food and Drug Administration ("FDA") action, representatives of Cooley LLP ("Cooley"), outside legal counsel to Dova, provided an overview of the fiduciary duties of directors in the context of an acquisition, including an unsolicited acquisition proposal, if one were to be received. In addition, Jefferies provided the Dova Board with a market overview, including capital markets and merger and acquisitions trends. Mr. Hahn provided an update on discussions that Dova's management team had with potential Ex-US License partners since the last meeting of the Dova Board. After representatives of Jefferies left the meeting, the Dova Board discussed Dova's ongoing strategy. The Dova Board reached the consensus that Dova could become an attractive acquisition target in the event of an FDA approval of Doptelet for chronic immune thrombocytopenia in adult patients who have had an insufficient response to a previous treatment ("ITP"). In light of this discussion, the Dova Board continued to support management's engagement with potential strategic partners with respect to Ex-US Licenses, and also directed Dova's management to inform the Dova Board if any of these potential strategic partners indicated interest in a strategic combination with Dova.

        Between the May 2, 2019 meeting of the Dova Board and the next regularly scheduled meeting on July 30, 2019, Dr. Zaccardelli and Mr. Hahn continued to have high-level discussions with potential strategic partners regarding the commercialization of Doptelet in various regions outside of the United States. At the direction of the Dova Board, Dr. Zaccardelli and Mr. Hahn sought to evaluate any additional interest in other strategic opportunities with Dova but, at the Dova Board's direction, did not specifically propose a strategic combination to these potential strategic partners. In connection with these discussions, none of these potential strategic partners disclosed any interest in a strategic combination with Dova.

        On June 26, 2019, Dova received FDA approval for Doptelet for the treatment of ITP.

        At the end of June 2019, at the direction of the Dova Board, Dr. Zaccardelli and Mr. Hahn began to work with representatives of Jefferies to identify and contact third parties that might have strategic interest in the Doptelet program. In mid-July, Dr. Zaccardelli and Mr. Hahn also spoke with representatives of Evercore with respect to the same objective. From the end of June through September 29, 2019 (the last day prior to the announcement of the execution of the Merger Agreement), in accordance with the directives of the Dova Board, representatives of Jefferies contacted 17 parties and representatives of Evercore contacted 11 additional parties, on behalf of Dova, to solicit such parties' potential interest in a strategic opportunity involving the Doptelet program. As set forth in more detail below, five of the parties contacted ultimately conveyed interest in a strategic combination with Dova.

        On July 10, 2019, Mr. Hahn had a telephonic conversation with Mahmood Ladha, Senior Advisor to the Chief Executive Officer of Sobi, and Dr. Daniel Rankin, Head of Corporate Development for Sobi, regarding Sobi's interest in an Ex-US License in Europe. Representatives of Sobi suggested an in person meeting to learn more about the Doptelet program.

        On July 29, 2019, Mr. Ladha and Dr. Rankin of Sobi met with Dr. Zaccardelli, Mr. Hahn, Dr. Laliberte and Mr. Jason Hoitt, Dova's Chief Commercial Officer, at Dova's headquarters in Durham, North Carolina to learn more about the Doptelet program. In the course of those discussions, Dova's representatives provided Sobi's representatives with an overview of Dova's business and its efforts to commercialize Doptelet. The parties did not exchange any non-public information or discuss a potential strategic combination.

        Also on July 29, 2019, at the direction of Dova's management representatives of Evercore spoke with representatives of Party B regarding Party B's potential interest in the Doptelet program.

Representatives of Party B confirmed Party B's potential interest in a transaction with their primary focus being a potential Ex-US License. Party B's representatives indicated that Party B would need to do more work internally to more fully assess their level of interest.

        On July 30, 2019, the Dova Board held a regularly scheduled meeting with representatives of senior management, Cooley and Jefferies in attendance. At this meeting, Mr. Hahn provided an update on the management team's discussions with potential Ex-US License partners since the last meeting and Jefferies provided an update to the Dova Board with respect to the additional potential strategic partners that it had contacted at Dova's request. After the update, the representatives of Jefferies left the meeting and the Dova Board discussed the potential Ex-US Licenses that Dova's management team had been exploring with strategic partners, as well as the likely interest that certain strategic partners may have in a strategic combination with Dova as a result of the FDA's approval of Doptelet for ITP. The Dova Board directed management to continue to work with Dova's outside financial advisors to identify potential strategic partners for an Ex-US License arrangement and further authorized Dova's management team to work with the financial advisors to identify and engage with third parties that may have an interest in a strategic combination with Dova.

        On August 1, 2019, representatives of Party C spoke with representatives of Jefferies regarding interest in meeting with Dova's management team to discuss the Doptelet program. Representatives of Party C also indicated interest in a potential strategic combination with Dova in which Party C would acquire Dova for an upfront cash payment and an additional cash payment that would be contingent upon the approval of Doptelet for use in chemotherapy-induced thrombocytopenia ("CIT").

        On August 2, 2019, at the direction of Dova's management, representatives of Evercore spoke with representatives of Party A to confirm any renewed interest in a licensing arrangement or other strategic transaction with Dova. Representatives of Party A advised representatives of Evercore that they would need time to discuss the opportunity internally.

        On August 5, 2019, in accordance with the directives of the Dova Board, representatives of Jefferies contacted representatives of Party D to discuss Party D's interest in a potential licensing arrangement or other strategic transaction with Dova. Representatives of Party D confirmed Party D's interest in a strategic transaction with Dova, and arranged a meeting with Dova's management team to learn more about the Doptelet program.

        On August 13, 2019, Dr. Zaccardelli, Dr. Laliberte, Mr. Hoitt and Mr. Hahn had a telephonic discussion with representatives of Party C to provide Party C with an overview of Dova's business and its efforts to commercialize Doptelet. Dova's representatives did not provide any non-public information to Party C or engage in any discussions with respect to any terms of any potential strategic combination.

        On August 14, 2019, Dr. Zaccardelli and Mr. Hahn met in person with Mr. Ladha, Dr. Rankin, Mr. Guido Oelkers, Chief Executive Officer of Sobi, and Henrik Stenqvist, Chief Financial Officer of Sobi. At that meeting, Sobi's representatives informed Dova's representatives of Sobi's interest in an acquisition of Dova. Dr. Zaccardelli promptly reported Sobi's interest to members of the Dova Board.

        On August 15, 2019, Sobi submitted a non-binding proposal to Dova, proposing to acquire all outstanding shares of Dova common stock for $23.00 per Share in cash.

        Also on August 15, 2019, Dr. Zaccardelli, Mr. Hahn, Dr. Laliberte and Mr. Hoitt had a telephonic discussion with representatives of Party D to provide Party D with an overview of Dova's business and its efforts to commercialize Doptelet. Dova's representatives did not provide any non-public information to Party D or engage in any discussions with respect to any terms of any potential strategic combination.

        On August 16, 2019, Dova entered into a confidentiality agreement with Party C to facilitate Party C's due diligence investigations. The terms of the confidentiality agreement include customary standstill provisions with a "fallaway" or other similar provision that causes such standstill provision to be released upon the entry by Dova into a definitive agreement in respect of a strategic combination. Over the course of the next several weeks, Party C conducted its due diligence investigations, which included discussions with Dova's management team.

        On August 18, 2019, representatives of Cooley and representatives of Cravath, Swaine & Moore LLP ("Cravath"), outside legal counsel to Sobi, discussed the terms of a new confidentiality agreement specific to a potential transaction to be entered into between Sobi and Dova, rather than relying on the existing commercial confidentiality agreement between the companies. During the course of the conversation, representatives of Cravath told representatives of Cooley that Sobi would expect certain stockholders of Dova, including Paul Manning, to commit to vote or tender their shares in a transaction.

        On August 19, 2019, Dova entered into a confidentiality agreement with Sobi specific to a potential transaction to facilitate Sobi's due diligence investigations. The terms of the Confidentiality Agreement include customary standstill provisions with a "fallaway" that causes such standstill provision to be released upon the entry by Dova into a definitive agreement in respect of a strategic combination. From August 19 through the end of September, Sobi conducted its due diligence investigations, which included discussions with Dova's management team. As Sobi was conducting its due diligence review, Mr. Ladha and other representatives of Sobi had periodic conversations with Jefferies regarding Sobi's desired timetable, including Sobi's desire to finalize a transaction by the end of September 2019 and Sobi's plan to have an ordinary meeting of its board of directors on September 19, 2019 at which Sobi's board would discuss the potential strategic combination.

        On August 21, 2019, the Dova Board held a special meeting, with senior management and representatives of Cooley in attendance. Prior to this meeting, each of Jefferies and Evercore provided the Dova Board with certain information regarding its material investment banking relationships (if any) with potential interested parties, including Sobi. Dr. Zaccardelli reviewed with the Dova Board his and Mr. Hahn's discussions with Jefferies and Evercore about acting as financial advisors in connection with Dova's exploration of strategic opportunities, including a strategic combination. The Dova Board then discussed Jefferies' and Evercore's respective qualifications with Dova's senior management team, including Jefferies' and Evercore's relevant industry experience and qualifications in merger and acquisitions (including previous sell-side engagements for other biopharmaceutical companies), and Jefferies' and Evercore's historical relationship with, and knowledge of, Dova. The Dova Board discussed the respective economic and other material terms of, and authorized management to finalize, Jefferies' and Evercore's engagement. The Dova Board then invited representatives of Jefferies to join the meeting. Jefferies discussed certain market and financial perspectives and illustrative process considerations and overview with respect to the evaluation of strategic opportunities. Representatives of Cooley also reviewed fiduciary duties attendant to a review of potential strategic opportunities and in the context of a potential acquisition. Representatives of Cooley informed the Dova Board of Sobi's expectation that a strategic combination would be conditioned on holders representing a least a majority of the outstanding Shares entering into support agreements. The Board of Directors also discussed, with input from representatives of Cooley, Sobi's request for support agreements from stockholders holding more than a majority of outstanding Shares and reached the consensus that it would further evaluate such proposal in light of the full terms of Sobi's proposal for a strategic combination, if any. Although the Dova Board believed that a sale of Dova at a price of $23.00 per Share did not represent the best strategic opportunity available to Dova and its stockholders at such time—based on their familiarity with the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects, as well as the long-term plan of Dova—the Dova Board concluded that the proposal warranted further discussion with Sobi and that Sobi may increase its price after further due diligence. Based on these discussions, the Dova Board determined not to make a counterproposal at such time, but to continue discussions with Sobi regarding a potential transaction. In addition, the Dova Board directed Dova's management to continue having discussions with potential counterparties regarding Ex-US Licenses and a potential strategic combination. In this regard, the Dova Board authorized management to request indications of interest from potential counterparties in a strategic combination.

        On August 22, 2019, in accordance with the Dova Board's directives, representatives of Jefferies spoke with representatives of Party E to gauge Party E's potential interest in a strategic combination with Dova.

        On August 25, 2019, in accordance with the Dova Board's directives, representatives of Jefferies distributed Dova's process letter to parties that had expressed interest in a strategic combination with Dova—Sobi, Party C and Party D—requesting that such parties submit written, non-binding preliminary indications of interest by September 30, 2019.

        On August 26, 2019, representatives of Party E contacted representatives of Jefferies to inform them that Party E was not not interested in pursuing a strategic combination with Dova. On the same day, representatives of Jefferies, in accordance with the directives of the Dova Board, contacted representatives of Party A, who indicated that Party A also was not interested in pursuing a strategic combination with Dova.

        On September 4, 2019, representatives of Party E informed representatives of Jefferies that Party E may have renewed interest in evaluating a strategic combination with Dova as a result of changes in Party E's strategic priorities.

        On September 5, 2019, representatives of Party C, following completion of their due diligence investigation, informed Jefferies that Party C may be interested in a Doptelet licensing arrangement but would not be interested in a strategic combination with Dova at a meaningful premium to Dova's then-current market price. On September 5, 2019, the closing price per Share was $15.10.

        On September 8, 2019, Dova entered into a confidentiality agreement with Party D to facilitate Party D's due diligence investigations. The terms of the confidentiality agreement include customary standstill provisions with a "fallaway" or other similar provision that causes such standstill provision to be released upon the entry by Dova into a definitive agreement in respect of a strategic combination. Over the course of the next several weeks, Party D conducted its due diligence investigations, which included discussions with Dova's management team.

        On September 13, 2019, the Dova Board held a special meeting with representatives of management, Cooley and Jefferies in attendance. Jefferies provided the Dova Board with an update on the status of discussions with various third parties in connection with a potential strategic opportunity with Dova, including a strategic combination with Dova. Dr. Zaccardelli also discussed the status of the parties' due diligence investigations and the meetings that had taken place between representatives of such parties and the management team. Dr. Zaccardelli informed the Dova Board that representatives of Sobi had advised that Sobi's due diligence investigations were nearing completion, Sobi was planning to hold a board meeting on September 19, 2019 to discuss the strategic combination, and Sobi was interested in announcing a transaction on September 30, 2019. Mr. Hahn then provided a detailed overview to the Dova Board of the projections and the underlying assumptions prepared by Dova's management relating to the commercialization of Doptelet, as described in more detail in the section of this Schedule 14D-9 titled "—Projected Financial Information," in connection with Dova's consideration of strategic opportunities. Following discussion, the Dova Board authorized and directed Jefferies to use these assumptions in preparing financial analyses requested by the Dova Board, and subsequently authorized and directed Evercore, whose representatives were not in attendance at the meeting, to also use the assumptions in preparing financial analyses requested by the Dova Board.

Representatives of Cooley then reviewed the terms of the draft merger agreement proposed for a strategic transaction, which provided for a tender offer followed by a back-end merger under Section 251(h) of the DGCL. The Dova Board authorized the management team and Dova's advisors to make the draft merger agreement available to interested parties at the appropriate time.

        On September 17, 2019, representatives of Party B confirmed their interest in evaluating a potential strategic combination with Dova to representatives of Evercore.

        Later in the day on September 17, 2019, Dova made available a copy of a draft merger agreement to parties that had executed confidentiality agreements and remained actively engaged in evaluating a potential strategic transaction with Dova.

        On September 19, 2019, Dr. Zaccardelli and Mr. Hahn spoke with representatives of Party E to provide Party E with an overview of Dova's business and its efforts to commercialize Doptelet. Dova's representatives did not provide any non-public information to Party E or engage in any discussions with respect to any terms of any potential strategic transaction.

        On September 20, 2019, representatives of Sobi contacted representatives of Jefferies and reiterated that Sobi would expect certain stockholders of Dova, including Mr. Manning, to commit to vote or tender their Shares in a transaction. Following this conversation, Sobi was provided with a draft form of the tender and support agreement. From this time until the execution of the Merger Agreement, representatives of Cooley and Cravath negotiated and exchanged drafts of the merger agreement and the form of tender and support agreement.

        Also on September 20, 2019, in accordance with the directives of the Dova Board, representatives of Jefferies contacted Party D to evaluate Party D's ongoing interest in a strategic combination with Dova. Representatives of Party D informed representatives of Jefferies that Party D was continuing to evaluate a potential strategic combination with Dova and that, subject to such review, it would be in a position to move swiftly and announce a transaction by September 30, 2019.

        On September 22, 2019, the Dova Board convened a special meeting to discuss the status of the strategic process. Senior management and representatives of Cooley and Jefferies were in attendance. Jefferies provided the Dova Board with an update on the status of discussions with third parties. Jefferies then reviewed with the Dova Board certain preliminary financial analyses relating to Dova. Representatives of Cooley reviewed certain legal matters, including the status of the transaction documents under negotiation with Sobi. During the course of this review, members of the Dova Board discussed the likelihood of Party D pursuing a transaction with Dova. Members of the Dova Board also discussed Sobi's interest in a strategic combination, including its desire to announce a strategic combination by September 30 and Sobi's condition that any strategic combination would require certain stockholders, including Mr. Manning (and entities affiliated with Mr. Manning), to sign tender and support agreements. The Dova Board then directed and authorized Dr. Zaccardelli and Mr. Hahn to continue to negotiate with representatives of Sobi with respect to the terms of Dova's proposal, with input and assistance from Mr. Manning, Chairman of the Dova Board, and Sean Stalfort, a member of the Dova Board, as needed. In addition, the Dova Board directed management and Dova's financial advisors to continue discussions with third parties to determine if another party would be interested in making a proposal.

        On September 23, 2019, Dova entered into a confidentiality agreement with Party B to facilitate Party B's due diligence investigations. The terms of the confidentiality agreement include customary standstill provisions with a "fallaway" or other similar provision that causes such standstill provision to be released upon the entry by Dova into a definitive agreement in respect of a strategic combination.

        On September 24, 2019, representatives of Party D advised representatives of Jefferies that Party D had completed its review and would not proceed with a strategic combination with Dova.

        In addition, on September 24, 2019, representatives of Party E informed representatives of Jefferies that, although Party E had completed its due diligence review, Party E was still evaluating its interest in pursuing a strategic combination with Dova and would not be able to make a proposal in the near term.

        On September 25, 2019, Dr. Zaccardelli and Mr. Hahn spoke with representatives of Party B to provide Party B with an overview of Dova's business and its efforts to commercialize Doptelet. Subsequent to this meeting, representatives of Party B indicated to representatives of Evercore that they would not be in a position to make a proposal in respect of a strategic combination in the near term.

        On September 26, 2019, Mr. Oelkers and Mr. Ladha arranged an in-person meeting with Mr. Manning and Mr. Stalfort to discuss the terms of Sobi's proposal. At this meeting, Sobi's representatives confirmed that Sobi's due diligence investigations were substantially complete and that it would be willing to proceed with a transaction on improved terms if the transaction could be announced by September 30, 2019. After discussion between the representatives of the parties regarding the status of the transaction and each party's view of value, Sobi made a verbal indication of interest to acquire Dova for $27.50 per Share in cash, plus one contingent value right per Share, which would represent the right to receive $1.50 in cash upon achievement of an event-based milestone.

        On September 27, 2019, the Dova Board held a special meeting to discuss the status of the strategic process, with senior management and representatives of Cooley, Jefferies and Evercore in attendance. Jefferies provided the Dova Board with an update on the status of discussions with Party D and Party E. Representatives of Evercore provided an update to the Dova Board that Party B had indicated an interest in a potential strategic combination with Dova but had also indicated that it would not be able to complete its due diligence investigations and move forward with a proposal at that time on the timeline contemplated by the strategic process. Dr. Zaccardelli and Mr. Hahn provided an update on the status of negotiations and discussions with Sobi, including the offer of $27.50 per Share in cash, plus one contingent value right per Share, which would represent the right to receive $1.50 in cash upon achievement of an event-based milestone. Representatives of Cooley reviewed certain legal matters, including the fiduciary duties of directors in the context of an acquisition and the terms of the draft transaction agreements, including the merger agreement and the tender and support agreements. Representatives of Cooley also reviewed the mechanics of a customary contingent value rights agreement. Jefferies and Evercore discussed with the Dova Board the financial terms of Sobi's current proposal and certain related matters. The Dova Board then discussed various matters related to its evaluation of Sobi's proposal, including the CVR, the likelihood of another strategic party making a proposal and the timing thereof, the financial and legal terms of Sobi's proposal, including Sobi's timing and support conditions and the certainty of a potential transaction with Sobi, the Dova Board's belief that it had obtained Sobi's best and final offer and that it was unlikely that another party would be willing to acquire Dova at a higher price in the foreseeable future, the potential risk of Sobi terminating strategic discussions if Dova were to delay the proposed transaction timing, and Sobi's current proposal as compared to alternatives reasonably available to Dova, including continued standalone operation of Dova as an independent public company. After discussion, the Dova Board authorized management to proceed with Sobi's proposal and to finalize the transaction agreements on the terms reviewed with the Dova Board.

        On September 28, 2019, representatives of Cravath provided representatives of Cooley with a draft form of contingent value rights agreement. During the course of the day, Mr. Ladha of Sobi, Dr. Zaccardelli, Mr. Hahn and representatives of Cravath and Cooley discussed and negotiated the terms of the contingent value rights agreement, including specific elements of the event-based milestone.

        Early in the morning on September 29, 2019, representatives of Cravath and Cooley finalized the terms of the proposed merger agreement, form of tender and support agreement and form of contingent value rights agreement.

        Also on September 29, 2019, the Dova Board held a special meeting with senior management and representatives of Cooley, Jefferies and Evercore in attendance. Dr. Zaccardelli and Mr. Hahn updated the Dova Board on the final negotiations and discussions with Sobi regarding the proposed definitive transaction documentation. Representatives of Cooley discussed certain legal matters with the Dova Board, including the fiduciary duties of directors and the material provisions of the draft merger agreement, including the contingent value rights agreement, and the tender and support agreements. Also at this meeting, Dova's financial advisors each reviewed with the Dova Board its financial analysis of the $27.50 per Share cash amount and the right to receive a contingent cash payment of $1.50 per Share upon the achievement of an event-based milestone (such contingent payment, together with the cash amount, the "Consideration") in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement and the CVR Agreement. Thereafter, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated September 29, 2019, to the Dova Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the Consideration to be received by holders of Shares (other than Sobi, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement and the CVR Agreement was fair, from a financial point of view, to such holders. Also at this meeting, Evercore rendered an oral opinion, confirmed by delivery of a written opinion dated September 29, 2019, to the Dova Board to the effect that, as of that date and based upon the assumptions, limitations, qualifications and conditions described in Evercore's opinion, the Consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. After carefully considering the proposed terms of the Transactions with Sobi, and taking into consideration the matters discussed during that meeting and prior meetings of the Dova Board (for additional detail, see "—Dova's Reasons for the Offer and the Merger", the Dova Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Dova and its stockholders, (ii) authorized and approved the execution, delivery and performance by Dova of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Dova's stockholders tender their Shares to Purchaser pursuant to the Offer.

        On September 30, 2019, prior to the opening of trading of Sobi's common stock on the Nasdaq Stockholm stock exchange, the Dova Board, Dova, Sobi, the Manning Stockholders and Sean Stalfort executed the Merger Agreement and the Support Agreements, as applicable. Substantially concurrently with the execution of these transaction agreements, each of Dova and Sobi issued a press release announcing the execution of the Merger Agreement and the other transaction agreements.

Dova's Reasons for the Offer and the Merger

        The Dova Board carefully considered the Offer and the Merger, consulted with Dova's senior management and legal and financial advisors at various times, and took into account numerous factors, including, but not limited to, the factors enumerated below. The Dova Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, and recommends that Dova's stockholders tender their Shares to Purchaser pursuant to the Offer, for the following reasons.

  •
  Compelling Value on both a Relative and Absolute Basis.  The aggregate value and form of the consideration to be received in the Offer and the Merger by Dova's stockholders, including the fact that:

  •
  the upfront payment of $27.50 per Share to be received upon consummation of the Offer and the Merger represented an approximately 36.2% premium over the last closing price per Share on September 27, 2019 before the public announcement of the execution of the Merger Agreement and an approximately 59% premium over the volume-weighted average price of the Shares during the preceding thirty (30)-day trading period;

  •
  the substantial upfront cash component of the Offer Price provides Dova's stockholders with immediate and relatively certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with Dova's standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares;

  •
  the Dova Board's assessment that Dova's standalone strategy was not reasonably likely to present opportunities for creating greater value for Dova's stockholders, taking into account the risks associated with the development, regulatory approval and commercialization of Doptelet as well as, the competition Dova faces in the rapidly changing pharmaceutical industry, including the fact that several other drug candidates are in early stages of development as potential treatments for the indications that Doptelet targets;

  •
  the fact that, in addition to the Cash Amount, Dova's stockholders will receive one CVR per Share, which provides Dova's stockholders an opportunity to realize additional value through an additional cash payment to the extent that the milestone set forth in the CVR Agreement (the "Milestone") is achieved within the time period described therein; and

  •
  the Dova Board's belief that the Milestone is reasonably achievable, taking into account the fact that Sobi must use "Diligent Efforts" to achieve the Milestone and the extensive experience and resources of Sobi in research and biopharmaceutical product development, particularly as such development, experience and resources relate to the potential achievement of the Milestone.

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  Business, Financial Conditions and Prospects; Risks related to Remaining a Standalone Company. The Dova Board is familiar with the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Dova, as well as Dova's long-term plan, including the execution risks associated with the development, regulatory approval and commercialization of Doptelet (as further described in the next bullet).

  •
  Product Commercialization and Development Risks.  The Dova Board considered the fact that Doptelet has been approved only for the treatment of thrombocytopenia in adult patients with chronic liver disease scheduled to undergo a procedure and for the treatment of chronic ITP, and the fact that there is no guarantee that Doptelet will be approved or successfully marketed for other indications, including CIT, or that Dova will successfully commercialize additional products. The Dova Board also took into consideration that, while Dova may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Dova's existing stockholders, might only be available on unfavorable terms, or might not be available at all.

  •
  Best Alternative for Enhancing Stockholder Value.  The Dova Board considered that the Offer Price consisting of the upfront payment of $27.50 per Share in cash plus a CVR representing the contractual right to receive the potential Milestone Payment was more favorable to Dova's stockholders than the potential value that might result from other alternatives available to Dova from a transaction with a different buyer or the continued operation of Dova on a standalone basis in light of various factors, including the following:

    •
    the Dova Board's belief that (i) based on its negotiations with Sobi, it had obtained Sobi's best offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable and (ii) there was risk of losing Sobi's best offer if the parties were unable to reach agreement on or before September 30, 2019;

    •
    four other parties had engaged in discussions with Dova regarding a potential transaction but did not submit a proposal in respect of a potential strategic combination with Dova;

    •
    that the actual operating and financial performance and prospects for the Company could differ materially from the prospective information prepared by Dova's senior management team, which reflect various assumptions, as further described in "—Projected Financial Information";

    •
    the consideration of the potential benefits of exploring licensing arrangements or business combination transactions with alternative potential counterparties and the likelihood that any such parties would engage in a transaction with the Company on the same or similar timeframe as Sobi and with a value and contractual terms and conditions superior to those contained in the Merger Agreement;

    •
    the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner;

    •
    the conditions to the Offer and the Merger, which are limited in number and scope;

    •
    the fact that certain stockholders of Dova, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Support Agreements, to tender their Shares, representing over a majority of Dova's outstanding Shares, into the Offer;

    •
    the fact that there are not expected to be significant antitrust or other regulatory impediments to the consummation of the Transactions, other than review pursuant to the HSR Act, as further described in "Item 8. Additional Information—Regulatory Approvals;"

    •
    the business reputation, capabilities and financial condition of Sobi, and the Dova Board's perception that Sobi is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

    •
    the availability of the remedy of specific performance to Dova under the Merger Agreement in the event of breaches by Sobi or Purchaser; and

    •
    the risks associated with executing on the Company's standalone business plan (as further discussed under "Business, Financial Condition and Prospects; Risks related to Remaining a Standalone Company" and "Product Commercialization and Development Risks" above).

  •
  Potentially Interested Counterparties; Results of Process Conducted.  The Dova Board oversaw a strategic process, with the assistance of Dova's management and advisors, to identify and contact selected third parties for a potential strategic combination with Dova. In particular, the Dova Board considered the fact that those parties that it believed reasonably likely to consider a strategic combination with Dova had been contacted, but had determined not to engage at that time in a transaction with Dova.

  •
  Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer. The Dova Board considered the terms of the Merger Agreement related to Dova's ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred by the provisions of the Merger Agreement from making a competing proposal, and the Dova Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a bona fide written Acquisition Proposal made after the date of the Merger Agreement and prior to the Offer Acceptance Time. In this regard, the Dova Board considered that:

  •
  subject to its compliance with the applicable provisions of the Merger Agreement, the Dova Board can make an adverse change recommendation to Dova stockholders with respect to the Offer prior to the Offer Acceptance Time (i) if the Dova Board determines in good faith (after consultation with Dova's financial advisors and outside legal counsel) that a competing proposal is a superior proposal or (ii) in certain circumstances, in response to a material intervening event, in either case so long as the Dova Board determines in good faith (after consultation with Dova's outside legal counsel) that the failure to take such action would be inconsistent with the Dova Board's fiduciary duties under applicable law;

  •
  subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Dova Board may terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive written agreement with respect to such proposal; and

  •
  while the Merger Agreement contains a termination fee of $32 million that Dova would be required to pay to Sobi in certain circumstances, including if (i) Sobi terminates the Merger Agreement in connection with an adverse change recommendation made by the Dova Board or (ii) Dova terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, the Dova Board believed that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.

  •
  Opinions of Dova's Financial Advisors.  The Dova Board considered the financial presentation and opinion, dated September 29, 2019, of Jefferies to the Dova Board as to the fairness, from a financial point of view and as of such date, of the Consideration to be received by holders of Shares (other than Sobi, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement and the CVR Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading "—Opinions of Dova's Financial Advisors—Opinion of Jefferies LLC." The Dova Board also considered the financial presentation and opinion, dated September 29, 2019, of Evercore to the Dova Board as to the fairness, from a financial point of view and as of such date, of the Consideration to be received by the holders of the Shares in the Offer and the Merger, which opinion was based upon and subject to various assumptions, limitations, qualifications and conditions, as further described under the heading "—Opinions of Dova's Financial Advisiors—Opinion of Evercore Group L.L.C."

  •
  Terms of the Merger Agreement.  The Dova Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties' representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable and fair to, and in the best interest of, Dova and its stockholders. The Dova Board also reviewed and considered the conditions to the completion of the Merger, including the likelihood of obtaining early expiration of the waiting period under the HSR Act, which it believes are likely to be satisfied on a timely basis. The Dova Board noted that the completion of the Merger is not subject to any financing condition or any condition based upon Sobi shareholder approval, which enhances the likelihood of the consummation of the Offer and the Merger.

  •
  Terms of Support Agreement.  The Dova Board considered the terms of the Support Agreements, which will terminate upon certain circumstances, including (i) upon termination of the Merger Agreement or (ii) any change or waiver that reduces the Offer Price, changes the form of consideration or otherwise adversely affects Dova's stockholders without the consent of the stockholders party to the applicable Support Agreement. In addition, the Dova Board considered the fact that if the Dova Board makes an adverse change recommendation, then only 30% of the outstanding Shares would remain committed to the Offer pursuant to the Support Agreements.

        The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.

  •
  No Stockholder Participation in Future Growth or Earnings.  The Dova Board considered that if the Offer and the Merger are consummated, stockholders of the Company will be precluded from the opportunity to participate in any future earnings or growth of Sobi or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

  •
  CVR.  The Dova Board considered the fact that the Milestone may not be achieved at all or during the period required by the CVR Agreement for Dova's stockholders to receive the Milestone Payment.

  •
  Taxable Consideration.  The gains realized by Dova's stockholders as a result of the Offer and the Merger generally will be taxable to such stockholders for U.S. federal income tax purposes.

  •
  Effects of Failure to Complete Transactions.  There will be risks and costs to Dova if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company's relationships with customers, partners and others that conduct business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

  •
  Termination Fee.  The Merger Agreement provides for a termination fee of $32 million payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal and enter into a definitive written agreement with respect to such proposal.

  •
  No Solicitation.  The Merger Agreement restricts the Company's ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Dova Board to exercise its fiduciary duties.

  •
  Other Risks.  The Dova Board considered the risks of the type and nature described under the section entitled "Cautionary Statements Regarding Forward-Looking Statements."

        The Dova Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

        The foregoing discussion of the information and factors considered by the Dova Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the

Dova Board in reaching its recommendation. The members of the Dova Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Dova and considered the input of Dova's management team and outside legal and financial advisors. In light of the number and variety of factors that the Dova Board considered, the Dova Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Dova Board was made after considering the totality of the information and factors involved. In addition, individual members of the Dova Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Dova Board considered the interests of Dova's executive officers and directors as described under "Past Contacts, Transactions, Negotiations and Agreements" in Item 3 above.

        In light of the factors described above, the Dova Board unanimously determined that the Offer is advisable, fair to and in the best interest of Dova and its stockholders, and unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

        To Dova's knowledge, after making reasonable inquiry, all of Dova's executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Agreements with Executive Officers" above.

Projected Financial Information

        Dova does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with Dova's exploration of strategic opportunities as described in more detail in the section of this Schedule 14D-9 titled "—Background of the Offer and the Merger" above, Dova's senior management prepared certain non-public, unaudited prospective financial information which was provided to and approved by the Dova Board on September 13, 2019.

        The non-public, unaudited prospective financial information approved for use by the Dova Board included information for calendar years 2019 through 2030 as set forth below (collectively, the "Management Projections"). The Management Projections also were provided to Dova's financial advisors, Jefferies and Evercore, for their use and reliance in connection with their respective financial analyses and opinions as described in the section of this Schedule 14D-9 titled "—Opinions of Dova's Financial Advisors" below.

        The Management Projections were prepared by Dova on a stand-alone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the other transactions contemplated thereby or any changes to Dova's operations or strategy that may be implemented after the completion of the Merger. As a result, actual results likely will differ, and may differ materially, from those reflected in the Management Projections.

        The information and table set forth below are included solely to give Dova's stockholders access to relevant portions of the Management Projections and are not included in this Schedule 14D-9 to influence any Dova stockholder to tender Shares or for any other purpose. Dova makes and has made no representations to Sobi or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

Management Projections

	Fiscal Year Ending December 31,
($ in millions)	2019E	2020P	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P
CLD	$3.8	$4.0	$7.1	$11.9	$17.4	$24.0	$31.6	$39.6	$47.4	$54.8	$62.0	$6.2
ITP	8.2	50.7	75.5	103.0	133.4	166.9	199.8	214.3	226.6	239.5	253.3	25.3
CIT	—	—	5.3	30.9	60.8	99.8	150.4	205.6	255.1	295.7	330.1	33.0

Total Product Revenue	$11.9	$54.7	$87.9	$145.8	$211.5	$290.7	$381.8	$459.5	$529.1	$590.1	$645.4	$64.5

License / Milestone Revenue	$1.9	$9.0	$5.5	—	$3.0	—	—	—	—	—	—	—

Total Revenue	$13.8	$63.7	$93.4	$145.8	$214.5	$290.7	$381.8	$459.5	$529.1	$590.1	$645.4	$64.5

Total Revenue (Probability-Adjusted)(1)	$13.8	$62.8	$91.0	$138.1	$198.3	$265.7	$344.2	$408.1	$465.3	$516.2	$562.9	$56.3

Gross Profit(1)	$12.3	$50.7	$74.7	$117.4	$136.8	$187.2	$322.0	$380.8	$433.5	$480.4	$523.4	$53.0

Operating Income(1)(2)	$(80.8)	$(55.8)	$(37.7)	$4.4	$21.4	$67.5	$202.4	$256.2	$303.8	$345.4	$383.2	$38.9

(1)
Includes revenue from projected product sales and milestone payments related to the CIT indication currently in phase 3 trials assuming a 75% probability of successful regulatory approval.

(2)
Unlevered free cash flow of ($50.2), ($30.1), $8.9, $24.8, $65.8, $192.6, $202.9, $231.9, $264.4, $293.5 and $116.0 for fiscal years 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029 and 2030, respectively, was arithmetically derived by Jefferies based on projections provided to Jefferies by Dova's management (including as to net operating loss carryforwards). In addition, unlevered free cash flow of ($63.0), ($43.0), ($4.2), $11.6, $53.4, $179.1, $188.5, $218.3, $250.6, $279.6 and $113.8 for fiscal years 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029 and 2030, respectively, was arithmetically derived by Evercore based on projections provided to Evercore by Dova's management (including as to net operating loss carryforwards).

Important Information about the Management Projections.

        The Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles ("GAAP"), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Management Projections were relied upon by the Dova Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Dova Board for use by Dova's financial advisors in connection with their respective analyses and opinions. While Dova believes that such non-GAAP financial measures provide useful supplemental information in analyzing Dova's financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Dova may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Dova Board or Dova's financial advisors in connection with the Offer or the Merger. Accordingly, Dova has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

        While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Dova management's control. Further, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, and risks and uncertainties pertaining to our business, including the risks and uncertainties detailed in our public periodic filings with the SEC. In addition, the ability to achieve the Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Dova operates, and the risks and uncertainties described in the section of this Schedule 14D-9 titled "Cautionary Statements Regarding Forward-Looking Statements", all of which are difficult or impossible to predict and many of which are beyond our control. The Management Projections also reflect assumptions by Dova management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Dova business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

        Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may differ, and may differ materially, from those shown. The Management Projections are included in this Schedule 14D-9 to give stockholders access to non-public information that was provided to the Dova Board and Dova's financial advisors in the course of evaluating the Offer and the Merger, and are not intended to influence the decision of any Dova stockholder whether to tender his, her or its Shares in the Offer. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of Dova, Sobi, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Dova, Sobi, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Management Projections. None of Dova, Sobi, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Dova compared to the information contained in the Management Projections or that forecasted results will be achieved.

        In addition, the Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Dova does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

        The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Dova included in this Schedule 14D-9 and in Dova's other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections, stockholders are cautioned not to place undue reliance on the Management Projections.

Opinions of Dova's Financial Advisors

Opinion of Jefferies LLC

        The Company has retained Jefferies as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Dova Board requested that Jefferies evaluate the fairness, from a financial point of view, of the Consideration to be received by holders of Shares (other than Sobi, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement and the CVR Agreement. At a meeting of the Dova Board held on September 29, 2019 to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated September 29, 2019, to the Dova Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Consideration to be received by holders of Shares (other than Sobi, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement and the CVR Agreement was fair, from a financial point of view, to such holders.

        The full text of Jefferies' opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Dova Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. Jefferies' opinion did not address the relative merits of the Offer, the Merger or other Transactions as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger. Jefferies' opinion did not constitute a recommendation as to how the Dova Board should vote, and does not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how any securityholder should act, with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed an execution version, provided to Jefferies on September 29, 2019, of the Merger Agreement and related form of the CVR Agreement;

  •
  reviewed certain publicly available financial and other information regarding the Company;

  •
  reviewed certain information furnished to Jefferies by the management of the Company relating to the business, operations and prospects of the Company, including probability-weighted and tax-affected financial forecasts and estimates provided by the management of the Company;

  •
  held discussions with members of the senior management of the Company regarding the matters described in the second and third bullets immediately above;

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  considered the discussions undertaken at the direction of the Company with selected third parties to solicit indications of interest in a possible transaction involving the Company;

  •
  compared the stock trading price history and implied trading multiples for the Company with those of certain publicly traded companies that Jefferies deemed relevant in evaluating the Company; and

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  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of the Company that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies' analyses and opinion also did not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which the Company or any of its affiliates were or in the future may be a party or subject.

        With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to the Company (including as to certain tax attributes of the Company on a standalone basis) that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and Jefferies assumed that they were an appropriate basis upon which to evaluate, the future financial performance of the Company and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.

        Jefferies relied upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and/or reimbursement for pharmaceutical products, (ii) matters relating to Doptelet, the potential use and indications for such product, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for achieving the Company's expected use and indications for such product, the development, clinical testing, manufacturing and commercialization of such product and related use and indications, the validity and duration of licenses and patents and the potential for generic competition, and (iii) the Company's existing and future agreements and arrangements with, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers and other commercial and collaboration relationships, including financial and other terms and ongoing obligations associated with the Company's collaboration, licensing, royalty and other agreements and arrangements. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies' analyses or opinion.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies' opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Dova Board was aware, the credit, financial and stock markets, and the industry in which the Company operates, have experienced and may continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on the Company, the Offer or the Merger.

        Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, the Offer or the

Merger and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and/or the Dova Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company, the Offer or the Merger and legal, regulatory, accounting and tax consequences to the Company or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement, CVR Agreement and related documents. Jefferies assumed that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Offer or the Merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies' analyses or opinion. Jefferies also assumed that the final Merger Agreement and related CVR Agreement, when signed by the parties thereto, would not differ from the execution version of the Merger Agreement and form of the CVR Agreement reviewed by Jefferies in any respect meaningful to Jefferies' analyses or opinion.

        Jefferies' opinion did not address the relative merits of the Offer, the Merger or other Transactions as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger or the terms of the Merger Agreement, CVR Agreement or the documents referred to therein, including the form or structure of the Consideration, the Offer or the Merger or any term, aspect or implication of any Support Agreements or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Offer, the Merger or otherwise. Jefferies' opinion was limited to the fairness, from a financial point of view, of the Consideration to holders of Shares (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of the Company held by such holders, and Jefferies' opinion did not in any way address proportionate allocation or relative fairness. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. Jefferies expressed no view or opinion as to the actual value of the Milestone Payment if and when paid or the prices at which Shares or any other securities of the Company may trade or otherwise be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the Consideration or otherwise. The issuance of Jefferies' opinion was authorized by Jefferies' fairness committee.

        In connection with rendering its opinion to the Dova Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis summarized below, no company used as a comparison was identical or directly comparable to the Company. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies concerned.

        Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies' view of the actual value of the Company or its businesses or securities.

        The terms of the Offer and the Merger were determined through negotiations between the Company and Sobi, and the decision by the Company to enter into the Merger Agreement was solely that of the Dova Board. Jefferies' opinion and financial analyses were only one of many factors considered by the Dova Board and should not be viewed as determinative of the views of the Dova Board or the Company's management with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.

Financial Analyses

        The summary of the financial analyses described in this section entitled "—Financial Analyses" is a summary of the material financial analyses reviewed with the Dova Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of the financial analyses described below, the term "implied Consideration" refers to the $27.50 per Share cash amount payable in the Offer and the Merger and, with respect to the $1.50 per Share contingent cash payment, the implied present value (as of December 31, 2019) of such contingent payment based on probability-weighted estimates of the Company's management assuming, per the Company's management, an August 15, 2021 regulatory approval date for a new indication with respect to Doptelet for the treatment of CIT.

        Selected Public Companies Analysis.    Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following eight selected publicly traded companies in the biopharmaceutical industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the selected companies:

  •
  Amicus Therapeutics, Inc.

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  Catalyst Pharmaceuticals, Inc.

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  Corcept Therapeutics Incorporated

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  Heron Therapeutics, Inc.

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  La Jolla Pharmaceutical Company

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  Pacira BioSciences, Inc.

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  Rigel Pharmaceuticals, Inc.

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  Veloxis Pharmaceuticals A/S

        Jefferies reviewed, among other information and to the extent publicly available, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on September 27, 2019 plus total debt (including capital leases) and preferred equity (as applicable) less cash and cash equivalents and short-term investments, as a multiple of calendar year 2020, calendar year 2021 and calendar year 2022 estimated revenue. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of the Company was based on probability-weighted estimates of the Company's management.

        The overall low to high calendar year 2020, calendar year 2021 and calendar year 2022 estimated revenue multiples observed for the selected companies were 2.6x to 10.1x (with a median of 4.8x), 1.5x to 7.9x (with a median of 4.2x) and 0.9x to 4.2x (with a median of 2.8x), respectively. Jefferies applied selected ranges derived from the selected companies of calendar year 2020, calendar year 2021 and calendar year 2022 estimated revenue multiples of 4.5x to 5.5x, 3.5x to 4.5x and 2.5x to 3.5x, respectively, to corresponding data of the Company. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the implied Consideration:

Implied Per Share Equity Value Reference Ranges Based on:
			Implied Consideration
CY2020E Revenue	CY2021E Revenue	CY2022E Revenue
$10.99 - $12.99	$11.87 - $14.72	$12.98 - $17.35	$28.43

        Discounted Cash Flow Analysis.    Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years ending December 31, 2020 through December 31, 2030 based on probability-weighted and tax-affected estimates of the Company's management (inclusive of the Company's net operating loss carryforwards). The implied terminal value of the Company was derived by applying a selected range of perpetuity growth rates of (20.0%) to 0.0% to the Company's normalized unlevered after-tax free cash flow for the calendar year ending December 31, 2030. The present values (as of December 31, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.7% to 12.7%. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the implied Consideration:

Implied Per Share Equity Value Reference Range	Implied Consideration
$18.21 - $21.15	$28.43

Certain Additional Information

        Jefferies observed certain additional information that was not considered part of Jefferies' financial analysis with respect to its opinion but was noted for informational purposes, including the implied premiums paid or proposed to be paid (other than with respect to contingent consideration) in selected merger and acquisition transactions involving publicly traded biopharmaceutical target companies announced from January 1, 2013 through September 27, 2019 with transaction values of $500 million to $2 billion and cash consideration of at least 80% of the total consideration. Applying a selected range of implied premiums of approximately 27.1% to 79.0% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of such transactions or prior to market speculation of a potential acquisition of the target company, as applicable) to the closing price of Shares on September 27, 2019 indicated an approximate implied equity value reference range for the Company of approximately $25.65 to $36.14 per Share.

Miscellaneous

        The Company has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $11.5 million, of which a portion was payable upon delivery of Jefferies' opinion to the Dova Board and approximately $9.5 million is payable contingent upon consummation of the Offer. Jefferies also is entitled to an additional fee, currently estimated to be approximately $1.5 million, upon payment of the Milestone Payment if payable. In addition, the Company agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies' engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

        As the Dova Board was aware, Jefferies and its affiliates in the past have provided and in the future may provide financial advisory and/or financing services to the Company and/or certain of its affiliates unrelated to the Offer or the Merger, for which services Jefferies and its affiliates have received and would expect to receive compensation, including, during approximately the two-year period prior to the date of Jefferies' opinion, having acted as joint bookrunning manager for an equity offering of the Company, for which services Jefferies and its affiliates received aggregate fees of approximately $2 million. As the Dova Board also was aware, Jefferies and its affiliates in the past have provided and in the future may provide financial advisory and financing services to Sobi and/or certain of its affiliates, for which services Jefferies and its affiliates have received and would expect to receive compensation, including, during approximately the two-year period prior to the date of Jefferies' opinion, having acted as financial advisor to Sobi in connection with an asset acquisition, for which services Jefferies and its affiliates received aggregate fees of approximately $8 million. Jefferies maintains a market in the securities of the Company and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company, Sobi and/or their respective affiliates for Jefferies' own account and for the accounts of Jefferies' customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

        Jefferies was selected as a financial advisor to the Company in connection with the Offer and the Merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with the Company and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of Evercore Group L.L.C.

        The Company retained Evercore to act as a financial advisor in connection with a possible sale or merger involving the Company. As part of this engagement, the Company requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares in the Offer and the Merger. At a meeting of the Dova Board held on September 29, 2019, Evercore rendered to the Dova Board its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore's opinion, the Consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

        The full text of the written opinion of Evercore, dated September 29, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The Company encourages you to read this opinion carefully and in its entirety. Evercore's opinion was addressed to, and provided for the information and benefit of, the Dova Board (in its capacity as such) in connection with its evaluation of the proposed Offer and the Merger. The opinion does not constitute a recommendation to the Dova Board or to any other persons in respect of the Offer and the Merger, including as to whether any holder of Shares should tender shares pursuant to the Offer or how such holder should vote or act in respect of the Offer and the Merger. Evercore's opinion does not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Offer and the Merger.

        In connection with rendering its opinion Evercore, among other things:

  •
  reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts' estimates;

  •
  reviewed certain internal probability-weighted projected financial data relating to the Company prepared and furnished to Evercore by management of the Company, as approved for Evercore's use by the Company (the "Company Forecasts");

  •
  discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Company Forecasts (including their views on the risks and uncertainties of achieving the Company Forecasts);

  •
  discussed with management of the Company their assessment as to the probability of achieving the required approval giving rise to the payment of the Milestone Payment pursuant to the CVR Agreement and the expected timing of achieving such approval and the corresponding payment;

  •
  reviewed the reported prices and the historical trading activity of the Shares;

  •
  compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

  •
  compared the financial performance of the Company and the financial terms of the Offer and the Merger with, to the extent publicly available, the financial terms of, and the premia paid in, certain other transactions that Evercore deemed relevant;

  •
  reviewed the financial terms and conditions of a draft, dated September 29, 2019, of the Merger Agreement, a draft, dated September 27, 2019, of the Support Agreement, and a draft, dated September 29, 2019, of the CVR Agreement; and

  •
  performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

        For purposes of Evercore's analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Forecasts, Evercore assumed with the consent of the Dova Board that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. Evercore also relied, at the direction of the Company, upon the assessment of management of the Company as to the probability of achieving the required approval giving rise to the payment of the Milestone Payment and the expected timing of achieving such approval and the corresponding payment. Evercore expressed no view as to the Company Forecasts, the probability of achieving the required approval giving rise to the payment of the Milestone Payment, the expected timing of the achievement of such approval and the corresponding payment, or the assumptions on which they are based.

        For purposes of Evercore's analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement, Support Agreements and CVR Agreement would not differ from the drafts thereof reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer and the Merger or reduce the contemplated benefits to the holders of Shares of the Offer and the Merger.

        Evercore did not conduct a physical inspection of the properties or facilities of the Company and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore's opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It was understood that subsequent developments may affect its opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

        Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares, from a financial point of view, of the Consideration. Evercore did not express any view on, and Evercore's opinion did not address, the fairness of the proposed Offer and the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore's opinion did not address, any other term or aspect of the Merger Agreement, the Support Agreements, the CVR Agreement or the Offer and the Merger, including, without limitation, the structure or form of the Offer and the Merger or the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore's opinion did not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Offer and the Merger. Evercore's opinion did not constitute a recommendation to the Dova Board or to any other persons in respect of the Offer and the Merger, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Offer or the Merger. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        Set forth below is a summary of the material financial analyses reviewed by Evercore with the Dova Board on September 29, 2019 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before September 27, 2019 (the last trading date prior to the rendering of Evercore's opinion), and is not necessarily indicative of current market conditions.

        For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of the Company. The estimates contained in Evercore's analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore's analyses and reviews are inherently subject to substantial uncertainty.

        The following summary of Evercore's financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore's financial analyses. Considering the tables below without considering the full narrative description of Evercore's financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore's Financial Analyses

Calculation of Implied Consideration Value

        Evercore calculated an implied probability-adjusted present value per Share of $0.92 per CVR by applying a discount rate of 12%, which was based on the median estimate of the Company's weighted average cost of capital (as further described under "Discounted Cash Flow Analysis" below), to a probability-adjusted estimate as of December 31, 2019 of the amount and timing of the Milestone Payment reflecting management of the Company's estimate as to the probability and timing of achieving the approval required pursuant to the CVR Agreement. Evercore added this $0.92 per Share implied probability-adjusted present value per CVR to the $27.50 per Share in cash to be received by holders of Shares in the Offer and the Merger to derive an implied consideration value of $28.42 per Share (the "Implied Consideration Value").

Selected Public Company Trading Analysis

        Evercore reviewed and compared certain financial information of the Company to corresponding financial multiples and ratios for the following selected publicly traded companies in the biopharma industry (the "selected companies"):

  Lower-Growth Companies

  •
  Akebia Therapeutics, Inc.

  •
  AMAG Pharmaceuticals, Inc.

  •
  Corcept Therapeutics Incorporated

  •
  Horizon Therapeutics Public Limited Company

  Higher-Growth Companies

  •
  Akcea Therapeutics, Inc.

  •
  Insmed Incorporated

  •
  Reata Pharmaceuticals, Inc.

  •
  Rhythm Pharmaceuticals, Inc.

  •
  Rigel Pharmaceuticals, Inc.

        For each of the selected companies, Evercore calculated total enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and minority interest, less cash and cash equivalents) as a multiple of estimated revenue for calendar years 2020 through 2023 (referred to below as "TEV / 2020E Revenue," "TEV / 2021E Revenue," "TEV / 2022E Revenue" and "TEV / 2023E Revenue," respectively), based on closing share prices as of September 27, 2019. Estimated financial data of the selected companies were based on publicly available research analysts' estimates.

        This analysis indicated the following:

Lower-Growth Companies

Total Enterprise Value / Revenue Multiple
Benchmark	High	Low	Mean	Median
TEV / 2020E Revenue	4.7x	0.9x	2.8x	2.9x
TEV / 2021E Revenue	4.4x	0.9x	2.6x	2.6x
TEV / 2022E Revenue	4.7x	0.7x	2.5x	2.3x
TEV / 2023E Revenue	3.9x	0.6x	2.2x	2.2x

Higher-Growth Companies

Total Enterprise Value / Revenue Multiple
Benchmark	High	Low	Mean	Median
Including Rigel Pharmaceuticals, Inc.
TEV / 2020E Revenue*	11.7x	2.1x	6.5x	6.0x
TEV / 2021E Revenue	10.9x	1.3x	5.3x	3.7x
TEV / 2022E Revenue	6.4x	0.8x	2.6x	2.0x
TEV / 2023E Revenue	3.3x	0.6x	1.6x	1.3x
Excluding Rigel Pharmaceuticals, Inc.
TEV / 2020E Revenue*	11.7x	4.7x	7.9x	7.3x
TEV / 2021E Revenue	10.9x	3.7x	6.2x	5.2x
TEV / 2022E Revenue	6.4x	1.9x	3.1x	2.1x
TEV / 2023E Revenue	3.3x	1.2x	1.8x	1.4x

*
High, low, mean and median multiples exclude multiple for Reata Pharmaceuticals, Inc., which was greater than 30.0x and which Evercore considered not meaningful.

        Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore applied a revenue multiple reference range of 6.0x to 9.0x to the Company's estimated revenue in calendar year 2021 based on the Company Forecasts. Based on this range of implied total enterprise values, the Company's estimated net debt (calculated as total debt less cash and cash equivalents) as of December 31, 2019, and the number of fully diluted Shares as of August 31, 2019, in each case as provided by the Company's management, this analysis indicated a range of implied equity values per Share of $18.30 to $26.59, compared to the Implied Consideration Value of $28.42 per Share.

        Evercore also applied a revenue multiple reference range of 2.5x to 4.5x to the Company's estimated revenue in calendar year 2026 based on the Company Forecasts to calculate the Company's estimated total enterprise value in the year 2026, and then discounted to present value the range of 2026 total enterprise values using a discount rate of 12%, which was based on the median estimate of the Company's weighted average cost of capital. Based on this range of implied total enterprise values, the Company's estimated net debt (calculated as total debt less cash and cash equivalents) as of December 31, 2019, and the number of fully diluted Shares as of August 31, 2019, in each case as provided by the Company's management, this analysis indicated a range of implied equity values per Share of $17.42 to $29.94, compared to the Implied Consideration Value of $28.42 per Share.

        Although none of the selected companies is directly comparable to the Company, Evercore selected these companies because they are publicly traded biopharma companies that Evercore, in its professional judgment and experience, considered generally relevant to the Company for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies' financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.

Selected Transactions Analysis

        Evercore reviewed financial information related to twelve selected transactions announced since 2014 involving publicly-traded target companies in the biopharma industry with an aggregate transaction value between $250 million and $1 billion (the "selected transactions"). The selected transactions reviewed by Evercore, and the month and year each was announced, were as follows:

Month and Year Announced	Acquiror	Target
March 2019	Biogen Inc.	Nightstar Therapeutics plc
February 2019	Ipsen S.A.	Clementia Pharmaceuticals Inc.
April 2018	Alexion Pharmaceuticals, Inc.	Wilson Therapeutics A.B. (publ)
January 2018	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.
January 2018	Takeda Pharmaceutical Company Limited	TiGenix N.V.
January 2017	Eli Lilly and Company	CoLucid Pharmaceuticals, Inc.
September 2016	Allergan plc	Vitae Pharmaceuticals, Inc.
September 2016	Horizon Therapeutics Public Ltd Co	Raptor Pharmaceuticals Corp.
August 2016	Sumitomo Dainippon Pharma Co., Ltd	Cynapsus Therapeutics Inc.
May 2016	Arbor Pharmaceuticals, Inc.	XenoPort, Inc.
January 2016	Acorda Therapeutics, LLC	Biotie Therapies Corp.
November 2014	BioMarin Pharmaceutical Inc.	Prosensa Holding N.V.

        For each selected transaction, Evercore calculated the implied enterprise value (defined as the target company's implied equity value based on the consideration paid or proposed to be paid in the applicable transaction plus total debt, plus preferred equity and minority interest, less cash and cash equivalents). Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Using publicly available information, Evercore calculated the premium paid in each transaction as the percentage by which the per share consideration paid or proposed to be paid in each such transaction (excluding any contingent consideration) exceeded the closing market prices per share of the target companies one day, one week and four weeks prior to announcement of each transaction or public reports or market speculation concerning a potential transaction involving the target company.

        This analysis indicated the following:

Premiums Paid to Closing Market Price	High	Low	Mean	Median
1-Day Prior	159.3%	33.2%	81.1%	69.9%
1-Week Prior	163.5%	38.6%	84.3%	76.8%
4-Weeks Prior	158.4%	28.6%	91.5%	86.3%

        Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 60% to 90% to the closing price per Share of $20.19 as of September 27, 2019 (the last trading day prior to the public announcement of the Offer and the Merger), and a premium range of 60% to 90% to the closing price per Share of $15.10 as of September 20, 2019 (one week before the last trading day prior to the public announcement of the Offer and the Merger). This analysis indicated a range of implied equity values per Share of $32.30 to $38.36 and $24.16 to $28.69, respectively, compared to the Implied Consideration Value of $28.42 per Share.

        Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to the Company and none of the selected transactions is directly comparable to the Offer and the Merger, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant to the Company for purposes of its financial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

Discounted Cash Flow Analysis

        Evercore performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years 2020 through 2030 based on the Company Forecasts (inclusive of the Company's net operating loss carryforwards). Evercore calculated terminal values for the Company by applying perpetuity growth rates of (15%) to (5%), which range was selected based on Evercore's professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate based on the Company Forecasts. The cash flows and terminal values in each case were then discounted to present value as of December 31, 2019, using the mid-year discounting convention, and using discount rates ranging from 11% to 13%, which were based on an estimate of the Company's weighted average cost of capital. Based on this range of implied enterprise values, the Company's estimated net debt (calculated as total debt less cash and cash equivalents) as of December 31, 2019, and the number of fully diluted Shares as of August 31, 2019, in each case as provided by the Company's management, this analysis indicated a range of implied equity values per Share of $14.94 to $18.16, compared to the Implied Consideration Value of $28.42 per Share.

Other Factors

        Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Last 52-Week Trading Range

        Evercore reviewed historical trading prices of the Shares during the twelve month period ended September 27, 2019, noting that the low and high intraday trading prices during such period ranged from $5.62 to $22.01 per Share, respectively.

Equity Research Analyst Price Targets

        Evercore reviewed selected public market trading price targets for the Shares prepared and published by equity research analysts that were publicly available as of September 27, 2019, the last full trading day prior to the delivery by Evercore of its opinion to the Dova Board. These price targets reflect analysts' estimates of the future public market trading price of the Shares at the time the price target was published. As of September 27, 2019, the range of selected equity research analyst price targets per Share was $16.00 to $45.00 per Share, with a median and mean price target of $27.00 and $28.00 per Share, respectively. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these target prices and the analysts' earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of the Company and future general industry and market conditions.

Miscellaneous

        The foregoing summary of Evercore's financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Dova Board. In connection with the review of the Offer and the Merger by the Dova Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore's opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

        Evercore prepared these analyses for the purpose of providing an opinion to the Dova Board as to the fairness, from a financial point of view, of the Consideration to be received by the holders of

Shares in the Offer and the Merger. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore's analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

        Evercore's financial advisory services and its opinion were provided for the information and benefit of the Dova Board (in its capacity as such) in connection with its evaluation of the proposed Offer and the Merger. The issuance of Evercore's opinion was approved by an Opinion Committee of Evercore.

        Evercore did not recommend any specific amount of consideration to the Dova Board or the Company's management or that any specific amount of consideration constituted the only appropriate consideration in the Offer and the Merger for the holders of Shares.

        Pursuant to the terms of Evercore's engagement letter with the Company, the Company has agreed to pay Evercore a fee for its services in the amount of approximately $3 million, of which $1 million was paid upon delivery of Evercore's opinion, and the balance of which will be payable contingent upon the consummation of the Offer. The Company has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

        During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided certain capital markets services to the Company in connection with an offering of its securities, and received fees for the rendering of these services of an amount between $1 and $2 million. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Sobi and Evercore has not received any compensation from Sobi during such period. Evercore may provide financial advisory or other services to the Company and Sobi in the future, and in connection with any such services Evercore may receive compensation.

        Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company or its affiliates, Sobi, potential parties to a transaction involving the Company and their respective affiliates or persons that are competitors, customers or suppliers of the Company.

        The Company engaged Evercore to act as a financial advisor based on Evercore's qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        Neither Dova nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Dova on its behalf with respect to the Offer, the Merger or related matters.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to shares of Dova common stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by Dova or, to Dova's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)		Nature of Transaction
Paul B. Manning	08/09/2019	28,062	15.87	(1)	Purchase of common stock.
Kevin Laliberte	09/25/2019	3,100	20.00		Sale of common stock pursuant to a Rule 10b5-1 trading plan.
	09/30/2019	3,696	28.00		Sale of common stock pursuant to a Rule 10b5-1 trading plan.
Jason Hoitt	09/30/2019	2,387	28.00		Sale of common stock pursuant to a Rule 10b5-1 trading plan solely to cover tax withholding obligations related to RSU vesting.
Mark Hahn	09/30/2019	775	28.00		Sale of common stock pursuant to a Rule 10b5-1 trading plan solely to cover tax withholding obligations related to RSU vesting.
Lee Allen	09/30/2019	978	28.00		Sale of common stock pursuant to a Rule 10b5-1 trading plan solely to cover tax withholding obligations related to RSU vesting.
David Zaccardelli	10/01/2019	5,275	27.90	(2)	Sale of common stock pursuant to a Rule 10b5-1 trading plan solely to cover tax withholding obligations related to RSU vesting.

(1)
The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $15.40 to $16.00, inclusive.

(2)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.84 to $28.00, inclusive.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

        Except as indicated in this Schedule 14D-9, Dova is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Dova's securities by Dova, Dova's subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dova or Dova's subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Dova or any subsidiary of Dova; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Dova.

Transactions and Other Matters

        Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Dova Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.    Additional Information.

Conditions to the Offer

        The information set forth in Section 15 "Conditions to the Offer" in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

HSR Act

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules and regulations promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice ("DOJ") and the Federal Trade Commission ("FTC"), and the applicable HSR Act waiting period requirements have been satisfied. The waiting period under the HSR Act for a cash tender offer of 50% or more of an entity's voting securities is 15 calendar days, unless the waiting period is terminated earlier or extended by a request for additional information and documents (a "Second Request"). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 10-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Dova and Sobi each files a notification and report form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. Dova and Sobi made the necessary filings with the FTC and the DOJ on October 11, 2019.

        At any time before or after consummation of the Transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transaction, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transaction, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the transaction or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the transaction will not be made or that, if a challenge is made, we will prevail. See Section 15 "Conditions to the Offer" in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Legal Proceedings

        There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the "fair value" of their shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price (or the merger consideration, which is equivalent to the Offer Price, the "Merger Consideration").

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be November 12, 2019 (unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was October 11, 2019), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        All written demands for appraisal should be addressed to:

  Dova Pharmaceuticals, Inc.
  240 Leigh Farm Road, Suite 245
  Durham, North Carolina 27707
  Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Sobi nor Dova anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Sobi and Dova reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Business Combination Statute

        Section 203 of the DGCL generally prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's outstanding "voting stock" (as such term is defined in Section 203 of the DGCL)) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

  •
  before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

  •
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        In connection with its approval of the Merger Agreement, the Offer and the Merger, the Dova Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required

        On September 29, 2019, the Dova Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger are advisable and fair to, and in the best interest of, Dova and its stockholders; (b) authorized and approved the execution, delivery and performance by Dova of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement; and (c) resolved to recommend that Dova's stockholders tender their Shares to Purchaser pursuant to the Offer.

        If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Sobi or any of its wholly owned subsidiaries (including Purchaser), represent at least one Share more than 50% of the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Dova's stockholders.

Cautionary Statements Regarding Forward-Looking Statements

        Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Dova and any statements relating to Dova's business and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements." In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Dova's stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Dova's business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Dova, including those detailed in Dova's public filings with the SEC from time to time, including Dova's Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. The reader is cautioned not to unduly rely on these forward-looking statements. Dova expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Where You Can Find More Information

        Dova is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Dova is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Dova. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.

        The SEC allows Dova to "incorporate by reference" information into this Schedule 14D-9, which means that Dova can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

        Dova incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

  •
  Dova's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 5, 2019;

  •
  Dova's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, filed with the SEC on May 7, 2019 and August 6, 2019, respectively;

  •
  Dova's Definitive Proxy Statement (and the related Definitive Additional Materials) on Schedule 14A, filed with the SEC on March 15, 2019; and

  •
  Dova's Current Reports on Form 8-K filed on February 8, 2019, April 26, 2019, June 27, 2019, September 30, 2019 and October 3, 2019.

        Dova also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.    Exhibits.

        The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 11, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement, as published in the Wall Street Journal on October 11, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(5)(A)	Press Release, dated September 30, 2019, issued by Dova (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Dova with the SEC on September 30, 2019)

Exhibit No.	Description
(a)(5)(B)	Presentation slides made available by Sobi to employees of Dova (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Sobi with the SEC on October 1, 2019)
(a)(5)(C)	Press Release, dated October 11, 2019 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO)
(e)(1)	Agreement and Plan of Merger, dated September 30, 2019, by and among Sobi, Dova and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Dova with the SEC on October 3, 2019)
(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Form 8-K filed by Dova with the SEC on October 3, 2019)
(e)(3)	Confidentiality Agreement, dated August 19, 2019, by and between Sobi and Dova (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(e)(4)
Tender and Support Agreement, dated September 30, 2019, by and among Sobi, Purchaser, Paul B. Manning and certain stockholders of Dova named therein (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(5)	Tender and Support Agreement, dated September 30, 2019, by and among Sobi, Purchaser and Sean Stalfort (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(6)	Dova 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1, filed by Dova with the SEC on June 2, 2017)
(e)(7)	Dova Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Dova with the SEC on March 15, 2019)
(e)(8)	Dova Amended and Restated 2017 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Dova with the SEC on December 20, 2018)
(e)(9)
Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1, filed by Dova with the SEC on June 2, 2017)
(e)(10)	Form of Restricted Stock Unit Grant Notice (incorporated to Exhibit 10.2 to the Current Report on Form 8-K, filed by Dova with the SEC on December 20, 2018)
(e)(11)
Dova Pharmaceuticals, Inc. Officer Change in Control Severance Benefit Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by Dova with the SEC on February 8, 2019)
(e)(12)
Employment Agreement, by and between Dova and Jason Hoitt, dated as of December 17, 2018 (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K, filed by Dova with the SEC on March 5, 2019)
(e)(13)
Employment Agreement, by and between Dova and David S. Zaccardelli, dated as of December 17, 2018 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K, filed by Dova with the SEC on March 5, 2019)
(e)(14)
Employment Agreement, by and between Dova and Mark W. Hahn, dated as of January 31, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Dova with the SEC on January 31, 2018)

Exhibit No.	Description
(e)(15)	Employment Agreement, by and between Dova and Kevin Laliberte, dated as of March 23, 2017 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1, filed by Dova with the SEC on June 2, 2017)
(e)(16)
Employment Agreement, by and between Dova and Lee F. Allen, dated as of April 14, 2017 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1, filed by Dova with the SEC on June 2, 2017)
(e)(17)	Second Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Dova with the SEC on December 20, 2018)
(e)(18)
Form of Indemnification Agreement with Dova directors and executive officers (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-1, filed by Dova with the SEC on June 19, 2017)
(e)(19)
Services Agreement between Dova and PBM Capital Group, LLC, dated April 1, 2016 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1, filed by Dova with the SEC on June 2, 2017)
(e)(20)
Amendment to Services Agreement by and between Dova and PBM Capital Group, LLC, dated as of March 29, 2018 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed by Dova with the SEC on May 9, 2018)

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVA PHARMACEUTICALS, INC.
Date: October 11, 2019	By:	/s/ MARK W. HAHN
		Name:	Mark W. Hahn
		Title:	Chief Financial Officer

Annex A

Opinion of Jefferies LLC

September 29, 2019

The Board of Directors
Dova Pharmaceuticals, Inc.
240 Leigh Farm Road, Suite 245
Durham, North Carolina 27707

The Board of Directors:

        We understand that Dova Pharmaceuticals, Inc., a Delaware corporation ("Dova"), Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company ("Sobi"), and Dragonfly Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sobi ("Purchaser"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") and that, in connection with such Merger Agreement, a Contingent Value Rights Agreement (the "CVR Agreement" and, together with the Merger Agreement, the "Agreements") also is contemplated. As more fully described in the Agreements, among other things, (i) Purchaser will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.001 per share, of Dova ("Dova Common Stock") at a purchase price consisting of (a) $27.50 per share in cash (the "Upfront Amount"), payable upon consummation of the Tender Offer, plus (b) a contingent value right in the amount of $1.50 per share in cash (such contingent payment, the "CVR Amount" and, together with the Upfront Amount, the "Consideration"), payable contingent upon receipt of regulatory approval of a new indication for the Company's Doptelet® product by December 31, 2022 as specified in the CVR Agreement, and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into Dova (the "Merger" and, together with the Tender Offer as an integrated transaction, the "Transaction") and each outstanding share of Dova Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreements.

        You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Dova Common Stock (other than Sobi, Purchaser and their respective affiliates) pursuant to the Agreements is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

(i)
reviewed an execution version, provided to us on September 29, 2019, of the Merger Agreement and related form of the CVR Agreement;

(ii)
reviewed certain publicly available financial and other information regarding Dova;

(iii)
reviewed certain information furnished to us by the management of Dova relating to the business, operations and prospects of Dova, including probability-weighted and tax-affected financial forecasts and estimates provided by the management of Dova;

(iv)
held discussions with members of the senior management of Dova regarding the matters described in clauses (ii) and (iii) above;

(v)
considered the discussions undertaken at the direction of Dova with selected third parties to solicit indications of interest in a possible transaction involving Dova;

(vi)
compared the stock trading price history and implied trading multiples for Dova with those of certain publicly traded companies that we deemed relevant in evaluating Dova; and

(vii)
conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Board of Directors
Dova Pharmaceuticals, Inc.
September 29, 2019

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Dova or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of Dova that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Dova or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which Dova or any of its affiliates are or in the future may be a party or subject.

        With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Dova (including as to certain tax attributes of Dova on a standalone basis) that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Dova as to, and we have assumed that they are an appropriate basis upon which to evaluate, the future financial performance of Dova and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.

        We have relied upon the assessments of the management of Dova as to, among other things, (i) the potential impact on Dova of market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and/or reimbursement for pharmaceutical products, (ii) matters relating to Dova's Doptelet® product, the potential use and indications for such product, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for achieving Dova's expected use and indications for such product, the development, clinical testing, manufacturing and commercialization of such product and related use and indications, the validity and duration of licenses and patents and the potential for generic competition, and (iii) Dova's existing and future agreements and arrangements with, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers and other commercial and collaboration relationships, including financial and other terms and ongoing obligations associated with Dova's collaboration, licensing, royalty and other agreements and arrangements. We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, and the industry in which Dova operates, have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Dova or the Transaction.

        We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Dova or the Transaction and we have

The Board of Directors
Dova Pharmaceuticals, Inc.
September 29, 2019

assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Dova and/or the Board of Directors of Dova (the "Board"), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Dova or the Transaction and legal, regulatory, accounting and tax consequences to Dova or its securityholders of the terms of, and transactions contemplated by, the Agreements and related documents. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Dova or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement and related CVR Agreement, when signed by the parties thereto, will not differ from the execution version of the Merger Agreement and form of the CVR Agreement reviewed by us in any respect meaningful to our analyses or opinion.

        Our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Agreements as compared to any alternative transaction or opportunity that might be available to Dova, nor does it address the underlying business decision by Dova to engage in the Transaction or the terms of the Agreements or the documents referred to therein, including the form or structure of the Consideration or the Transaction or any term, aspect or implication of any tender and support agreement or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to holders of Dova Common Stock (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Dova held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Dova or any other party. We express no view or opinion as to the actual value of the CVR Amount if and when paid or the prices at which shares of Dova Common Stock or any other securities of Dova may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

        It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender shares of Dova Common Stock in the Tender Offer or how the Board should vote, or any securityholder should act, with respect to the Transaction or any other matter.

        We have been engaged to act as a financial advisor to Dova in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion, a portion is payable upon payment of the CVR Amount and the principal portion is contingent upon consummation of the Tender Offer. In addition, Dova has agreed to reimburse us for expenses incurred

The Board of Directors
Dova Pharmaceuticals, Inc.
September 29, 2019

in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

        As you are aware, we and our affiliates in the past have provided and in the future may provide financial advisory and/or financing services to Dova and/or certain of its affiliates unrelated to the Transaction, for which services we and our affiliates have received and would expect to receive compensation, including, during approximately the past two years, having acted as joint bookrunning manager for an equity offering of Dova. As you also are aware, we and our affiliates in the past have provided and in the future may provide financial advisory and financing services to Sobi and/or certain of its affiliates, for which services we and our affiliates have received and would expect to receive compensation, including, during approximately the past two years, having acted as financial advisor to Sobi in connection with an asset acquisition. We maintain a market in the securities of Dova and, in the ordinary course of business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of Dova, Sobi and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Dova Common Stock (other than Sobi, Purchaser and their respective affiliates) pursuant to the Agreements is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC
JEFFERIES LLC

 Annex B

September 29, 2019

The Board of Directors
Dova Pharmaceuticals, Inc.
240 Leigh Farm Road, Suite 245
Durham, NC 27707

Members of the Board of Directors:

        We understand that Dova Pharmaceuticals, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Merger Agreement"), with Swedish Orphan Biovitrum AB (publ) (the "Acquiror") and Dragonfly Acquisition Corp., an indirect wholly owned subsidiary of the Acquiror (the "Merger Sub"). Pursuant to the Merger Agreement, (a) the Merger Sub will commence a tender offer (the "Offer") to acquire all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (the "Company Common Stock"), for (i) $27.50 per share in cash (the "Cash Consideration"), and (ii) a right to receive a contingent cash payment (a "CVR") of $1.50 per share pursuant to a CVR Agreement (as defined in the Merger Agreement) (the "CVR Consideration" and, together with the Cash Consideration, the "Consideration"), and (b) following the consummation of the Offer, the Merger Sub will be merged (the "Merger" and, together with the Offer, the "Transaction") with and into the Company and each outstanding share of Company Common Stock, other than any shares owned by the Acquiror, the Company as treasury stock or any of their respective subsidiaries, and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

        The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

        In connection with rendering our opinion, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts' estimates;

  (ii)
  reviewed certain internal probability-weighted projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the "Forecasts");

  (iii)
  discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

  (iv)
  discussed with management of the Company their assessment as to the probability of achieving the required approval giving rise to the payment of the CVR Consideration pursuant to the CVR Agreement and the expected timing of achieving such approval and the corresponding payment;

  (v)
  reviewed the reported prices and the historical trading activity of the Company Common Stock;

  (vi)
  compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

  (vii)
  compared the financial performance of the Company and the financial terms of the Transaction with, to the extent publicly available, the financial terms of, and the premia paid in, certain other transactions that we deemed relevant;

  (viii)
  reviewed the financial terms and conditions of a draft, dated September 29, 2019, of the Merger Agreement, a draft, dated September 27, 2019, of the Support Agreement (as defined in the Merger Agreement), and a draft, dated September 29, 2019, of the CVR Agreement; and

  (ix)
  performed such other analyses and examinations and considered such other factors that we deemed appropriate.

        For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We also have relied, at the direction of the Company, upon the assessment of management of the Company as to the probability of achieving the required approval giving rise to the payment of the CVR Consideration and the expected timing of achieving such approval and the corresponding payment. We express no view as to the Forecasts, the probability of achieving the required approval giving rise to the payment of the CVR Consideration, the expected timing of the achievement of such approval and the corresponding payment, or the assumptions on which they are based.

        For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement, Support Agreement and CVR Agreement will not differ from the drafts thereof reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of Company Common Stock of the Transaction.

        We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the Support Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction or the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of the Company Common Stock in the Offer or take any other action in respect of the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Offer. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided certain capital markets services to the Company and received fees for the rendering of these services. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Acquiror and we have not received any compensation from the Acquiror during such period. We may provide financial advisory or other services to the Company and the Acquiror in the future, and in connection with any such services we may receive compensation.

        Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Acquiror, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Acquiror.

        Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

        This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ JOHN HONTS John Honts Senior Managing Director

Annex C

Section 262 of the DGCL

Section 262 Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within

  20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.